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TABLE OF CONTENTS 2

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Maximum aggregate offering price	Amount of registration fee

Common Stock, par value $0.01 per share	$89,700,000	$10,423.14(1)

(1)
Calculated in accordance with Rule 457(r) of the Securities Actof 1933, as amended (the "Securities Act"). Pursuant to Rule 457(p) of the Securities Act, the Registrant hereby offsets the registration fee required in connection with this filing by $3,323.40, representing the amount of the registration fee associated with unsold securities, which registration fee was previously paid by the Registrant in connection with the Registration Statement on Form S-3 (File No. 333-179575), initially filed on February 17, 2012. The $3,323.40 filing fee for such unsold securities is being offset against the $10,423.14 filing fee currently due in connection with this filing, resulting in a payment to the Securities and Exchange Commission of $7,099.74.

Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-201873

PROSPECTUS SUPPLEMENT
(to Prospectus dated February 4, 2015)

6,000,000 Shares

Sterling Bancorp

Common Stock

We are offering 6,000,000 shares of our common stock, par value $0.01 per share. Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "STL." On February 3, 2015, the last sale price of our common stock as reported on the NYSE was $13.59 per share.

Investing in our common stock involves a high degree of risk. See the information set forth in the section entitled "Risk Factors" beginning on page S-24 of this prospectus supplement and the discussion of risk factors contained in our Annual Report on Form 10-K, as amended, incorporated herein by reference for certain risks and uncertainties that you should consider. You should carefully read this prospectus supplement and the accompanying prospectus, including information incorporated by reference herein, before you invest in our common stock.

The securities offered under this prospectus supplement are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. For information regarding limitations on voting rights, see the section entitled "Description of Capital Stock—Common Stock—Voting Rights" beginning on page S-34 of this prospectus supplement.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$13.0000	$78,000,000
Underwriting discounts and commissions(1)	$0.6175	$3,705,000
Proceeds, before expenses, to us	$12.3825	$74,295,000

(1)
The underwriters will receive compensation in addition to the underwriting discount. See the section "Underwriting" beginning on page S-43 of this prospectus supplement.

We have granted the underwriters an option to purchase up to an additional 900,000 shares of our common stock within 30 days after the date of this prospectus supplement at the public offering price, less underwriting discounts and commissions.

The underwriters expect to deliver the common stock in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, against payment therefor, on or about February 11, 2015.

Joint Book-Running Managers

Jefferies	Keefe, Bruyette & Woods	RBC Capital Markets
A Stifel Company

Prospectus Supplement dated February 5, 2015.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Some of the information in the prospectus may not apply to this offering. Generally, when we refer to the "prospectus," we are referring to both the prospectus supplement and the prospectus combined. As permitted under the rules of the SEC, this prospectus incorporates important business information about Sterling Bancorp that is contained in documents that we file with the SEC, but that are not included in, or delivered with, this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See "Where You Can Find More Information."

        Neither we nor the underwriters have authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or any document incorporated by reference or any free writing prospectus is accurate as of any date other than the date mentioned on the cover page of these documents. Neither we nor the underwriters are making offers to sell the securities described in this prospectus supplement in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

        The words "Sterling," "we," "our," "ours" and "us" as used herein refer to Sterling Bancorp and its subsidiaries, unless otherwise stated; "Provident" as used herein refers to Provident New York Bancorp, the predecessor company to Sterling; and "Legacy Sterling" as used herein refers to Sterling Bancorp, a New York corporation we acquired on October 31, 2013.

        "Hudson Valley" as used herein refers to Hudson Valley Holding Corp., a New York corporation. On November 4, 2014, we and Hudson Valley entered into an Agreement and Plan of Merger, which we refer to as the Merger Agreement. The Merger Agreement provides that Hudson Valley will merge with and into Sterling, with Sterling as the surviving corporation, which we refer to as the "HVB Merger." Immediately following the HVB Merger, Hudson Valley's wholly owned subsidiary, Hudson Valley Bank, N.A., will merge with and into Sterling's wholly owned subsidiary, Sterling National Bank, with Sterling National Bank as the surviving entity, which we refer to as the Bank Merger.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. We file reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC's website at http://www.sec.gov. You may read and copy any reports, statements and other information filed by us at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room. You may also inspect our SEC reports and other information at our website at http://www.sterlingbancorp.com. We do not intend for information contained in our website to be part of this prospectus supplement, other than documents that we file with the SEC that are incorporated by reference in this prospectus supplement or the accompanying prospectus.

S-ii

 INFORMATION WE INCORPORATE BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with them, which means:

  •
  incorporated documents are considered part of this prospectus supplement;

  •
  we can disclose important information to you by referring you to those documents; and

  •
  information that we file with the SEC after the date of this prospectus supplement will automatically update and supersede the information contained in this prospectus supplement and incorporated filings.

        We incorporate by reference the documents listed below that we filed with the SEC under the Exchange Act:

  •
  our Annual Report on Form 10-K for the year ended September 30, 2014 filed on November 28, 2014, as amended on January 23, 2015;

  •
  the audited consolidated financial statements of Legacy Sterling as of December 31, 2012 and 2011 and for the fiscal years ended December 31, 2012, 2011 and 2010 included in Legacy Sterling's Annual Report on Form 10-K filed on February 22, 2013;

  •
  the audited consolidated financial statements of Hudson Valley as of December 31, 2013 and 2012 and for the fiscal years ended December 31, 2013, 2012 and 2011 included in Hudson Valley's Annual Report on Form 10-K filed on March 17, 2014;

  •
  the unaudited financial statements of Hudson Valley as of September 30, 2014 and for the three months ended September 30, 2014 and September 30, 2013 and for the nine months ended September 30, 2014 and September 30, 2013 included in Hudson Valley's Quarterly Report on Form 10-Q filed on November 6, 2014;

  •
  our Current Reports on Form 8-K, as filed with the SEC on November 5, 2014, November 7, 2014, December 3, 2014, January 27, 2015, as amended (excluding information furnished under Item 2.02 and the exhibit referenced thereunder), and February 3, 2015; and

  •
  the description of our common stock contained in our registration statement on Form 8-A filed on December 16, 2011 with the SEC pursuant to which our common stock was registered under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

        We also incorporate by reference each of the documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and prior to the termination of the offering under this prospectus supplement. We do not and will not, however, incorporate by reference in this prospectus supplement any documents or portions thereof that are not deemed "filed" with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K after the date of this prospectus unless, and except to the extent, specified in such Current Reports.

        We will provide you with a copy of any of these filings (other than an exhibit to these filings, unless the exhibit is specifically incorporated by reference into the filing requested) at no cost, if you submit a request to us by writing or telephoning us at the following address and telephone number:

Sterling Bancorp
400 Rella Boulevard
Montebello, New York 10901
Attention: Mr. Edward Nebb, Investor Relations
Telephone: (203) 972-8350

S-iii

 FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus, and the other documents we incorporate by reference in this prospectus supplement and in the accompanying prospectus, contain statements about our outlook or expectations for earnings, revenues, expenses and/or other financial, business or strategic matters regarding or affecting us that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "outlook," "target," "estimate," "forecast" or "project," by future conditional verbs such as "will," "should," "would," "could" or "may," or by variations of such words or by similar expressions. These statements are not historical facts, but instead represent our current expectations, plans or forecasts and are based on the beliefs and assumptions of management and the information available to management at the time that these disclosures were prepared. You should read these statements carefully.

        Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements. Although we believe the expectations reflected in these statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements and future results could differ materially from our historical performance.

        The following factors, among others, could cause our future results to differ materially from the plans, objectives, goals, expectations, anticipations, estimates and intentions expressed in the forward-looking statements:

  •
  our ability to successfully integrate and fully realize cost savings and other benefits we estimate in connection with acquisitions generally;

  •
  continued implementation of our team-based business strategy, including customer acceptance of our products and services and the perceived overall value, pricing and quality of them, compared to our competitors;

  •
  the possibility that the benefits anticipated from the HVB Merger will not be fully realized, the possibility that the HVB Merger may not close, and other risks in connection with the proposed transaction and integration of Hudson Valley;

  •
  legislative and regulatory changes such as the Dodd-Frank Act and its implementing regulations that adversely affect our business, including changes in regulatory policies and principles or the interpretation of regulatory capital or other rules;

  •
  adverse publicity, regulatory actions or litigation with respect to us or other well-known companies and the financial services industry in general and a failure to satisfy regulatory standards;

  •
  the effects of and changes in monetary and fiscal policies of the Board of Governors of the Federal Reserve System, or Federal Reserve, and the U.S. government;

  •
  our ability to make accurate assumptions and judgments about an appropriate level of allowance for loan losses and the collectability of our loan portfolio, including changes in the level and trend of loan delinquencies and write-offs that may lead to increased losses and non-performing assets in our loan portfolio, result in our allowance for loan losses not being adequate to cover actual losses, and require us to materially increase our reserves;

S-iv

  •
  our use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

  •
  changes in the levels of general interest rates, and the relative differences between short- and long-term interest rates, deposit interest rates, our net interest margin and funding sources;

  •
  changes in other economic, competitive, governmental, regulatory, and technological factors affecting our markets, operations, pricing, products, services and fees; and

  •
  our success at managing the risks involved in the foregoing and managing our business.

        These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. See "Risk Factors" below and in our Annual Report on Form 10-K, as amended, incorporated by reference into this prospectus supplement for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Any forward-looking statement you read in this prospectus supplement and the accompanying prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, operating results, growth strategy and liquidity. You should not place undue reliance on these forward-looking statements because such statements speak only as to the date when made. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future, except as otherwise required by applicable law.

S-v

 PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the "Risk Factors" section contained in this prospectus supplement and the documents incorporated by reference, before making an investment decision. To the extent the information in this prospectus supplement is inconsistent with the information in the accompanying prospectus, you should rely on the information in this prospectus supplement.

About Sterling Bancorp

        Sterling Bancorp is a Delaware corporation, a bank holding company and a financial holding company that owns all of the outstanding shares of common stock of its principal subsidiary, Sterling National Bank. At September 30, 2014, Sterling had, on a consolidated basis, $7.3 billion in assets, $5.3 billion in deposits, stockholders' equity of $961.1 million and 83,628,267 shares of common stock outstanding.

        We focus on delivering products and services to small and middle market commercial businesses and affluent consumers targeting the following geographic markets: the New York Metro Market, which includes Manhattan and Long Island; and the New York Suburban Market, which consists of Rockland, Orange, Sullivan, Ulster, Putnam and Westchester counties in New York and Bergen County in New Jersey. We deploy a team-based distribution strategy in which clients are served by a focused and experienced group of relationship managers that are responsible for all aspects of the client relationship and delivery of our products and services. As of September 30, 2014, Sterling National Bank had 21 commercial banking teams and 32 financial centers. We expect to continue to grow deposits and loan balances through the addition of new teams.

        Our principal executive offices are located at 400 Rella Boulevard, Montebello, New York and our telephone number is (845) 369-8040. Our Internet site can be accessed at http://www.sterlingbancorp.com. Information contained on our Internet site does not constitute part of, and is not incorporated into, this prospectus supplement or the accompanying prospectus, other than documents that we file with the SEC that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Completed Acquisition

        On October 31, 2013, we acquired Legacy Sterling through a merger, which we refer to as the Provident Merger. In connection with the Provident Merger, we completed the following corporate actions:

  •
  Legacy Sterling merged with and into us. We were the accounting acquirer and the surviving entity.

  •
  We, formerly known as Provident New York Bancorp and the parent company of Provident Bank, changed our legal entity name to Sterling Bancorp and became a bank holding company and a financial holding company as defined by the Bank Holding Company Act of 1956, as amended, or the BHC Act.

  •
  Legacy Sterling's principal subsidiary, Sterling National Bank, merged into our principal subsidiary, Provident Bank.

  •
  Provident Bank changed its legal entity name to Sterling National Bank.

        The Provident Merger was a stock-for-stock transaction valued at $457.8 million based on the closing price of our common stock on October 31, 2013. Under the terms of the Provident Merger,

each share of Legacy Sterling was converted into the right to receive 1.2625 shares of our common stock. Consistent with our strategy of expanding in the greater New York metropolitan region, we believe the Provident Merger has created a larger, more diversified company and accelerated the build-out of our differentiated strategy targeting small-to-middle market commercial clients and consumers.

        The audited financial statements of Legacy Sterling as of December 31, 2012 and 2011 and for the fiscal years ended December 31, 2012, 2011 and 2010 are incorporated herein by reference. See "Information We Incorporate by Reference."

Pending Acquisition

        On November 4, 2014, we and Hudson Valley entered into the Merger Agreement, which provides that Hudson Valley will merge with and into Sterling, with Sterling as the surviving corporation. Immediately following the HVB Merger, Hudson Valley's wholly owned subsidiary, Hudson Valley Bank, N.A., will merge with and into our wholly owned subsidiary, Sterling National Bank, with Sterling National Bank as the surviving entity. The Merger Agreement was unanimously approved and adopted by the board of directors of each of Sterling and Hudson Valley.

        Subject to the terms and conditions of the Merger Agreement, at the effective time of the HVB Merger, Hudson Valley stockholders will have the right to receive 1.92 shares, which we refer to as the Exchange Ratio, of our common stock, par value $0.01 per share, for each share of common stock, par value $0.20 per share, of Hudson Valley. At the effective time of the HVB Merger, each restricted stock unit award granted by Hudson Valley will vest, with any performance-based vesting condition deemed satisfied to the extent provided in the applicable award agreement (or, if not provided in the applicable award agreement, then deemed satisfied at target), and be converted into the right to receive a cash amount equal to (i) the number of shares subject to such restricted stock unit award multiplied by (ii) the product of the average closing price for our common stock for the five trading days ending on the day immediately preceding the closing date and the Exchange Ratio, which we refer to as the Per Share Cash Consideration, less applicable tax withholdings. Each in-the-money stock option granted by Hudson Valley will vest in full and be converted into the right to receive a cash amount equal to the product of (i) the number of shares subject to such stock option multiplied by (ii) the Per Share Cash Consideration, minus the exercise price of such option, and any out-of-the-money stock options granted by Hudson Valley will be cancelled for no consideration. Each restricted share of Hudson Valley common stock will vest, with any performance-based vesting condition deemed satisfied to the extent provided in the applicable award agreement, and be converted into the right to receive 1.92 shares of our common stock. The Merger Agreement also provides that, at the effective time of the HVB Merger, we will appoint four current members of the board of directors of Hudson Valley, as designated by us, to the boards of directors of Sterling and Sterling National Bank.

        The completion of the HVB Merger is subject to customary conditions, including (1) adoption of the Merger Agreement by Hudson Valley's stockholders and by our stockholders, (2) authorization for listing on the NYSE of the shares of our common stock to be issued in the HVB Merger, (3) the receipt of required regulatory approvals, including the approval of the Federal Reserve and the Office of the Comptroller of the Currency, or OCC, (4) effectiveness of the registration statement on Form S-4 for our common stock to be issued in the HVB Merger, and (5) the absence of any order, injunction or other legal restraint preventing the completion of the HVB Merger or making the completion of the HVB Merger illegal. Each party's obligation to complete the HVB Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement, and (3) receipt by such party of an opinion from its counsel to the effect that the HVB Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

        The Merger Agreement provides certain termination rights for both Sterling and Hudson Valley and further provides that a termination fee of $20,000,000 will be payable by either Sterling or Hudson Valley, as applicable, upon termination of the Merger Agreement under certain circumstances. See "Risk Factors—Termination of the Merger Agreement could negatively impact Sterling."

        Hudson Valley is a New York corporation and a bank holding company providing a full range of banking, deposit, financing, trust and investment management services, in addition to specialized services, such as asset based lending and equipment financing, across varied industries nationwide. Through its wholly owned subsidiary, Hudson Valley Bank, N.A., Hudson Valley serves small- and mid-sized businesses, professional services firms, not-for-profit organizations and their principals throughout metropolitan New York. Hudson Valley Bank, N.A. has 17 branch offices in Westchester County, four in Manhattan, four in Bronx County, two in Rockland County, and one in Kings County, all in New York. As of September 30, 2014, Hudson Valley's total assets were approximately $3.1 billion and its total stockholders' equity was approximately $291.3 million. The principal executive offices of Hudson Valley are located at 21 Scarsdale Road, Yonkers, New York 10707, and its telephone number is 914-961-6100.

        Hudson Valley's unaudited financial statements as of and for the nine months ended September 30, 2014 and 2013, and its audited annual financial statements as of December 31, 2013, 2012 and for the periods ended December 31, 2013, 2012 and 2011, are incorporated by reference in this prospectus supplement. Our unaudited pro forma condensed combined balance sheet reflecting the HVB Merger, as of September 30, 2014, and our unaudited pro forma condensed combined income statement reflecting the HVB Merger for the year ended September 30, 2014 are included elsewhere in this prospectus supplement. See "Information We Incorporate by Reference" and "—Unaudited Pro Forma Condensed Combined Financial Statements."

Recent Developments—Sterling

        We are changing our fiscal year end from September 30 to December 31, which will be effective for the fourth calendar quarter of 2014. We expect to file a Transition Report on Form 10-K with the SEC for the quarter ended December 31, 2014 on or about March 2, 2015.

        On January 27, 2015, we announced financial results for the quarter ended December 31, 2014. These results, as summarized below, may change as a result of the completion of our financial closing procedures, financial adjustments and other developments that may arise between now and the time the financial results for this period are finalized. Such results should be considered to be an estimate pending the filing with the SEC of our Transition Report on Form 10-K for the quarter ended December 31, 2014, as amended, which will contain more detailed information than is included below. Our fourth calendar quarter 2014 consolidated financial results below should be read in conjunction with our Annual Report on Form 10-K for the year ended September 30, 2014, which is incorporated by reference herein.

  Earnings Overview—Fourth Calendar Quarter 2014 Compared with Fourth Calendar Quarter 2013

        Our net income for the fourth calendar quarter 2014 was $17.0 million, or $0.20 per diluted share, compared to a net loss of $14.0 million, or $0.20 per diluted share, for the fourth calendar quarter 2013. The net loss in the fourth calendar quarter 2013 included merger-related expense and other charges incurred in connection with the Provident Merger.

        Our results for the fourth calendar quarter 2014 were impacted by the following pre-tax charges of $3.9 million: (i) costs associated with the banking systems conversion of $1.4 million, which were recognized in other non-interest expense; (ii) a charge to exit certain facilities and financial center locations of approximately $0.6 million, which was recognized in other non-interest expense; (iii) a charge incurred in connection with the change in fiscal year end of approximately $0.5 million, which was recognized in other non-interest expense; (iv) amortization of non-compete intangible assets of approximately $0.9 million; and (v) merger-related expenses of $0.5 million incurred in connection with the pending HVB Merger.

        Our net interest income was $60.2 million for the fourth calendar quarter 2014, up $14.4 million compared to the fourth calendar quarter 2013. This was mainly the result of higher average loans and investment securities balances due to the Provident Merger and organic growth. The tax-equivalent yield on investment securities increased 16 basis points and the yield on loans decreased 14 basis points. Yield on loans included $1.2 million in accretion of the fair value discount associated with the loans acquired from Gotham Bank of New York and Legacy Sterling. The cost of total deposits was 21 basis points and the cost of borrowings was 2.21%. The net interest margin on a tax-equivalent basis was 3.70% compared to 3.58% for the same period a year ago.

        Our non-interest income for the fourth calendar quarter 2014 increased $4.8 million to $14.0 million compared to the fourth calendar quarter 2013. The increase was mainly due to an increase in fees generated in the factoring and payroll finance businesses, gain on sale income in mortgage banking and fees associated with service charges on deposits, as well as a decrease in net loss on sale of securities. We have a significant opportunity to grow our specialty lending and other fee-based businesses and anticipate completing the acquisition of a specialized payroll services provider in February 2015.

        Our non-interest expense for the fourth calendar quarter 2014 decreased $27.2 million to $45.8 million compared to the fourth calendar quarter 2013, principally the result of an $8.6 million decrease in direct merger-related expense and an $18.5 million decrease in other restructuring charges incurred in connection with the Provident Merger.

        In the fourth calendar quarter 2014, we recorded income taxes at a rate of 33.0%, compared to an effective tax rate of 33.2% for fourth calendar quarter 2013.

  Balance Sheet Highlights at December 31, 2014

        At December 31, 2014, our total assets were $7.4 billion, compared to $7.3 billion at September 30, 2014.

        At December 31, 2014, our total loans, including loans held for sale, were $4.9 billion. Commercial and industrial loans (which include traditional C&I, asset-based lending, payroll finance, factoring and warehouse lending) represented 44.6%, commercial real estate loans represented 38.3%, consumer and residential mortgage loans represented 15.2%, and acquisition, development and construction loans represented 2.0% of the total loan portfolio. Commercial loan growth, which includes commercial and industrial loans, commercial real estate loans and specialty lending businesses was $94.4 million for the fourth calendar quarter 2014, and represented annualized growth of 9.6% over the prior quarter.

        At December 31, 2014, our total deposits were $5.2 billion. Retail, commercial and municipal transaction, money market and savings accounts were $4.7 billion and represented 89.3% of total deposits.

  Credit Quality

        Our non-performing loans decreased $4.3 million to $46.6 million, or 0.97% of total loans at December 31, 2014 compared to $51.0 million, or 1.07% of total loans at September 30, 2014. Net charge-offs for the fourth calendar quarter 2014 that were charged to the allowance for loan losses were $1.2 million, compared to $1.1 million in the third calendar quarter 2014. The allowance for loan losses at December 31, 2014 was $42.4 million, which represented 90.8% of non-performing loans and 0.88% of our total loan portfolio compared to $40.6 million, 79.7% and 0.85%, respectively, as of

September 30, 2014. The increase in the balance of the allowance for loan losses was mainly related to the higher balance of loans outstanding at December 31, 2014.

  Capital

        Our stockholders' equity was $975.2 million at December 31, 2014, an increase of $14.1 million relative to September 30, 2014. The increase in stockholders' equity was mainly the result of net income of $17.0 million, an increase in other comprehensive income of $1.2 million and stock option exercises and stock-based compensation which totaled $1.7 million. These increases were partially offset by dividends declared of $5.8 million. Our board of directors has declared a dividend of $0.07 per share, payable on February 16, 2015, to all common stock shareholders of record as of the close of business on February 6, 2015. The shares of common stock offered in this prospectus supplement will not be entitled to the benefit of the dividend.

Recent Developments—Hudson Valley

        On February 3, 2015, Hudson Valley announced financial results for the quarter and year ended December 31, 2014. These results, as summarized below, may change as a result of the completion of its financial closing procedures, financial adjustments and other developments that may arise between now and the time the financial results for this period are finalized. Such results should be considered to be an estimate pending the filing with the SEC of its Annual Report on Form 10-K for the year ended December 31, 2014, which will contain more detailed information than is included below. Hudson Valley's fourth quarter 2014 consolidated financial results below should be read in conjunction with (i) the audited consolidated financial statements of Hudson Valley as of December 31, 2013 and 2012 and for the fiscal years ended December 31, 2013, 2012 and 2011 included in Hudson Valley's Annual Report on Form 10-K filed on March 17, 2014, and (ii) the unaudited financial statements of Hudson Valley as of September 30, 2014 and for the three months ended September 30, 2014 and September 30, 2013 and for the nine months ended September 30, 2014 and September 30, 2013 included in Hudson Valley's Quarterly Report on Form 10-Q filed on November 6, 2014, which financial statements are incorporated by reference herein.

  Earnings Overview—Fourth Quarter 2014 Compared with Fourth Quarter 2013

        Hudson Valley's net income for the fourth quarter 2014 was $0.6 million, or $0.03 per diluted share, compared to a net loss of $8.5 million for the fourth quarter 2013, or $0.43 loss per diluted share. For the fourth quarter 2014, Hudson Valley incurred a $2.4 million after tax expense in connection with the pending HVB Merger and a $1.2 million after tax loss in connection with the sale of its asset management subsidiary, A.R. Schmeidler & Co., Inc. ("A.R. Schmeidler"), which closed on January 22, 2015.

        Hudson Valley's net interest income was $24.9 million for the fourth quarter 2014, up $4.3 million compared to the fourth quarter 2013. Net interest margin was 3.34% for the fourth quarter 2014, compared to 2.95% for the fourth quarter 2013. The increase was primarily a result of Hudson Valley deploying liquidity into higher yielding assets.

        Hudson Valley's yield on interest-earning assets averaged 3.51% for the fourth quarter 2014, compared to 3.14% for the fourth quarter 2013. The yield on interest-earning assets included the effects of loan prepayment penalties of $0.7 million and $0.4 million for the quarters ended December 31, 2014 and December 31, 2013, respectively. The average cost of deposits was 0.18% for the fourth quarter 2014, compared to 0.18% for the fourth quarter 2013.

        Hudson Valley's non-interest income for the fourth quarter 2014 decreased $0.5 million to $2.1 million compared to the fourth quarter 2013. The increase was mainly due to a $2.0 million loss Hudson Valley recognized on the sale of A.R. Schmeidler.

        Hudson Valley's non-interest expense for the fourth quarter 2014 decreased $14.0 million to $25.1 million compared to the fourth quarter 2013. Salaries and employee benefits expense was $14.5 million for the fourth quarter 2014, compared to $11.5 million for the fourth quarter 2013. The increase in salaries and employee benefits expense is primarily attributable to the recognition of $3.0 million of accelerated vesting expense related to the pending HVB Merger, partially offset by employee turnover.

  Balance Sheet Highlights at December 31, 2014

        At December 31, 2014, Hudson Valley's total assets were $3.1 billion, compared to $3.0 billion at December 31, 2013.

        At December 31, 2014, Hudson Valley's net loans totaled $1.9 billion. Commercial and industrial loans of $448.6 million at December 31, 2014 represented 23.3% of total loans, compared to 17.4% at September 30, 2014 and 15.9% at December 31, 2013. The growth in commercial and industrial loans is primarily due to the production generated by the asset based lending team. Loans secured by 1-4 family residential mortgages of $278.6 million at December 31, 2014 represented 14.5% of total loans, compared to 15.8% at September 30, 2014 and 19.7% at December 31, 2013.

        At December 31, 2014, Hudson Valley's total deposits were $2.8 billion. Core deposits, which exclude time deposits greater than $100,000, were $2.7 billion and represented 97.0% of total deposits.

  Credit Quality

        Hudson Valley's nonperforming assets, which include non-accrual loans, accruing loans delinquent over 90 days and other real estate owned, were $22.4 million at December 31, 2014, compared to $27.0 million at September 30, 2014. Nonperforming assets totaled 0.71% of total assets at December 31, 2014, compared to 0.87% at September 30, 2014.

        Net charge-offs for the fourth quarter 2014 were $1.0 million, compared to $0.2 million for the third quarter 2014. As a percentage of average loans, annualized net charge-offs were 0.21% for the fourth quarter of 2014, and 0.05% for the third quarter 2014. The allowance for loan losses was $27.3 million at December 31, 2014, compared to $27.7 million at September 30, 2014. The allowance measured 1.42% and 1.52% of total loans at each of those dates, respectively. Hudson Valley's provision for loan losses was $0.6 million for the fourth quarter of 2014, compared to $0.6 million for the fourth quarter 2013.

  Capital

        Hudson Valley's stockholders' equity was $297.6 million at December 31, 2014, an increase of $6.2 million relative to September 30, 2014. Hudson Valley's board of directors declared a quarterly cash dividend of $0.08 per share, payable on February 23, 2015, to all common stock shareholders of record as of the close of business on February 6, 2015.

The Offering

Issuer	Sterling Bancorp
Common stock offered by us	6,000,000 shares, or 6,900,000 shares if the underwriters exercise their option in full to purchase additional shares
Underwriters' option to purchase additional shares	The underwriters have an option, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an additional 900,000 shares from us.
Common stock to be outstanding after this offering	89,994,023 shares, or 90,894,023 shares if the underwriters exercise their option in full to purchase additional shares
Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $73.7 million, or approximately $84.8 million if the underwriters exercise their option to purchase additional shares from us in full.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include the funding of acquisitions of specialty commercial lending businesses. See "Use of Proceeds."

Dividend policy

Our board of directors is committed to continuing to pay regular cash dividends in the amount of $0.07 quarterly; however, there can be no assurance as to future dividends because they are dependent upon our future earnings, capital requirements and financial condition. Our board of directors has declared a dividend of $0.07 per share, payable on February 16, 2015, to all common stock shareholders of record as of the close of business on February 6, 2015. The shares of common stock offered in this prospectus supplement will not be entitled to the benefit of the dividend.

Risk Factors

See the information set forth in the "Risk Factors" section beginning on page S-24 of this prospectus supplement and the discussion of risk factors contained in our Annual Report on Form 10-K, as amended, incorporated herein by reference for certain risks and uncertainties that you should consider before making an investment decision.

New York Stock Exchange Symbol	STL

        The number of shares of our common stock to be outstanding after this offering is based on 83,994,023 shares of common stock outstanding as of January 31, 2015 and excludes as of such date:

  •
  2,011,669 shares issuable upon exercise of options outstanding at a weighted average exercise price of $11.08 per share, of which 1,095,014 were exercisable;

  •
  520,918 shares of restricted stock issuable upon vesting; and

  •
  1,866,543 shares of common stock available for future issuance under our employee and directors' stock option plans.

        Unless otherwise indicated, all information in this prospectus supplement assumes:

  •
  no exercise of outstanding options to purchase shares of common stock;

  •
  no issuance of restricted stock upon vesting;

  •
  no issuance of common stock under our employee and directors stock option plans; and

  •
  no exercise by the underwriters of their option to purchase up to an additional 900,000 shares of common stock from us in this offering.

Selected Consolidated Historical Financial Data of Sterling

        The following selected consolidated financial information for the fiscal years ended September 30, 2010 through September 30, 2014 is derived from audited financial statements of Sterling. The following consolidated financial information, and the financial information of Sterling contained in the remainder of this prospectus supplement, gives effect to the Provident Merger as of October 31, 2013, the date that the Provident Merger was completed. Selected unaudited pro forma financial information for the fiscal years ended September 30, 2013 and September 30, 2014, reflecting the Provident Merger assuming it was completed as of October 1, 2012, is set forth in Sterling's Annual Report on Form 10-K for the fiscal year ended September 30, 2014, as amended, which is incorporated by reference into this prospectus supplement. You should not assume the results of operations for any past periods indicate results for any future period. You should read this information in conjunction with Sterling's consolidated financial statements and related notes thereto included in Sterling's Annual Report on Form 10-K for the fiscal year ended September 30, 2014, as amended, which is incorporated by reference into this prospectus supplement. See "Information We Incorporate by Reference."

	As of and for the year ended September 30,
(Dollars in thousands, except per share data)	2014	2013	2012	2011	2010
SELECTED FINANCIAL CONDITION DATA:
Total assets	$7,337,387	$4,049,172	$4,022,982	$3,137,402	$3,021,025
Loans, net(1)	4,719,826	2,384,021	2,091,190	1,675,882	1,670,698
Securities available for sale	1,110,813	954,393	1,010,872	739,844	901,012
Securities held to maturity	579,075	253,999	142,376	110,040	33,848
Deposits	5,298,654	2,962,294	3,111,151	2,296,695	2,142,702
Borrowings	939,069	560,986	345,176	323,522	363,751
Stockholders' equity	961,138	482,866	491,122	431,134	430,955
AVERAGE:
Total assets	$6,757,094	$3,815,609	$3,195,299	$2,949,251	$2,913,560
Loans, net(1)	4,120,749	2,216,871	1,806,136	1,665,360	1,656,016
Securities available for sale	1,175,618	950,628	801,792	880,624	836,130
Securities held to maturity	517,270	172,642	165,722	28,787	42,903
Deposits	4,921,930	2,856,640	2,366,263	2,082,727	1,978,380
Borrowings	814,409	446,916	356,296	422,816	488,330
Stockholders' equity	906,134	489,412	447,065	427,290	425,408
SELECTED INCOME STATEMENT DATA:
Interest and dividend income	$246,906	$132,061	$115,037	$112,614	$119,774
Interest expense	28,918	19,894	18,573	21,324	26,440

Net interest income	217,988	112,167	96,464	91,290	93,334
Provision for loan losses	19,100	12,150	10,612	16,584	10,000

Net interest income after provision for loan losses	198,888	100,017	85,852	74,706	83,334
Non-interest income	47,370	27,692	32,152	29,951	27,201
Non-interest expense	208,428	91,041	91,957	90,111	83,170

Income before income tax expense	37,830	36,668	26,047	14,546	27,365
Income tax expense	10,152	11,414	6,159	2,807	6,873

Net income	$27,678	$25,254	$19,888	$11,739	$20,492

	As of and for the year ended September 30,
(Dollars in thousands, except per share data)	2014	2013	2012	2011	2010
PER SHARE DATA:
Basic earnings per share	$0.34	$0.58	$0.52	$0.31	$0.54
Diluted earnings per share	0.34	0.58	0.52	0.31	0.54
Dividends declared per share	0.21	0.30	0.24	0.24	0.24
Dividend payout ratio	61.8%	51.7%	45.8%	77.4%	44.4%
Book value per share	$11.49	$10.89	$11.12	$11.39	$11.26
Common shares outstanding:
Weighted average shares basic	80,268,970	43,734,425	38,227,653	37,452,596	37,161,180
Weighted average shares diluted	80,534,043	43,783,053	38,248,046	37,453,542	38,185,122
PERFORMANCE RATIOS:
Return on assets (ratio of net income to average total assets)	0.41%	0.66%	0.62%	0.40%	0.70%
Return on equity (ratio of net income to average equity)	3.1	5.2	4.5	2.8	4.8
Net interest margin(2)	3.74	3.37	3.51	3.65	3.78
CAPITAL RATIOS (STERLING):(3)
Equity to total assets at end of period	13.10%	11.93%	12.21%	13.74%	14.27%
Average equity to average assets	13.41	12.82	13.99	14.49	14.60
Tier 1 leverage ratio	8.12	—	—	—	—
Tier 1 risk-based capital ratio	10.33	—	—	—	—
Total risk-based capital ratio	11.10	—	—	—	—
REGULATORY CAPITAL RATIOS (STERLING NATIONAL BANK):
Tier 1 leverage ratio	9.34%	9.33%	7.56%	8.14%	8.43%
Tier 1 risk-based capital ratio	11.94	13.18	12.16	11.85	12.09
Total risk-based capital ratio	12.71	14.24	13.36	13.03	13.34
ASSET QUALITY DATA AND RATIOS:
Allowance for loan losses	$40,612	$28,877	$28,282	$27,917	$30,843
Non-performing loans	50,963	26,906	39,814	40,567	26,840
Non-performing assets	58,543	32,928	46,217	45,958	30,731
Net charge-offs	7,365	11,555	10,247	19,510	9,207
Non-performing assets to total assets	0.80%	0.81%	1.15%	1.46%	1.02%
Non-performing loans to total loans(1)	1.07	1.12	1.88	2.38	1.58
Allowance for loan losses to non-performing loans	80	107	71	69	115
Allowance for loan losses to total loans	0.85	1.20	1.33	1.64	1.81
Net charge-offs to average loans	0.24	0.52	0.56	1.17	0.56

(1)
Excludes loans held for sale.

(2)
The net interest margin represents net interest income as a percent of average interest-earning assets for the period. Net interest income is commonly presented on a tax-equivalent basis. This is to the extent that some component of the institution's net interest income will be exempt from taxation (e.g., was received as a result of its holdings of state or municipal obligations), an amount equal to the tax benefit derived from that component is added back to the net interest income total. This adjustment is considered helpful in comparing one financial institution's net interest income (pre-tax) to that of another institution, as each will have a different proportion of tax-exempt items in their portfolios.

(3)
Prior to the Provident Merger, Sterling was a unitary savings and loan holding company and as a result was not required to maintain or report regulatory capital ratios. Sterling became a bank holding company in connection with the Provident Merger and has maintained and reported regulatory capital ratios since December 31, 2013.

 Selected Consolidated Historical Financial Data of Hudson Valley

        The following selected consolidated financial information for the calendar years ended December 31, 2009 through December 31, 2013 is derived from audited financial statements of Hudson Valley. The financial information as of and for the nine months ended September 30, 2014 and 2013 are derived from unaudited financial statements and, in the opinion of Hudson Valley's management, reflects all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of this data for those dates. The results of operations for the nine months ended September 30, 2014 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2014. You should not assume the results of operations for any past periods indicate results for any future period. You should read this information in conjunction with Hudson Valley's consolidated financial statements and related notes thereto included in Hudson Valley's Annual Report on Form 10-K for the year ended December 31, 2013, and in Hudson Valley's Quarterly Report on Form 10-Q for the nine months ended September 30, 2014, which financial statements are incorporated by reference into this prospectus supplement. See "Information We Incorporate by Reference."

	As of and for the nine months ended September 30, (unaudited)		As of and for the year ended December 31,
(Dollars in thousands, except per share data)	2014	2013	2013	2012	2011	2010	2009
SUMMARY OF OPERATIONS:
Total interest income	$70,943	$67,637	$89,583	$110,052	$128,617	$128,339	$136,579
Total Interest expense	3,522	4,310	5,646	6,723	10,758	17,683	22,304
Net interest income	67,421	63,327	83,937	103,329	117,859	110,656	114,275
Provision for loan losses	1,189	1,828	2,476	8,507	64,154	46,527	24,306
Net securities gains	39	—	—	—	21	168	52
Other-than temporary losses	—	—	(1,240)	(528)	(368)	(2,552)	(5,496)
Noninterest income, excluding net securities gains and other-than temporary losses	10,390	12,587	16,384	34,370	19,247	16,109	15,938
Noninterest expenses	66,063	60,975	100,101	82,538	80,155	74,146	74,141
Income (loss) before taxes	10,598	13,111	(3,496)	46,126	(7,550)	3,708	26,322
Income expense (benefit)	3,294	3,478	(4,626)	16,945	(5,413)	(1,405)	7,310
Net income (loss)	7,304	9,633	1,130	29,181	(2,137)	5,113	19,012
Net income (loss) available to common shareholders & participating securities	7,304	9,633	1,130	29,181	(2,137)	5,113	19,012
Net income (loss) available to common shareholders	7,203	9,497	1,117	29,066	(2,137)	5,113	19,012
Per average common share—basic	0.37	0.49	0.06	1.49	(0.11)	0.26	1.27
Per average common share—diluted	0.36	0.49	0.06	1.49	(0.11)	0.26	1.24
Dividends per common share	0.20	0.18	0.24	0.72	0.64	0.59	1.05
BALANCE SHEETS:
Interest-bearing deposits with other banks	292,076	719,149	661,643	769,687	34,361	258,280	127,659
Investment securities	847,325	536,339	548,436	455,295	520,802	459,934	522,285
Loans held for sale	—	—	—	2,317	473,814	7,811	—
Loans held in portfolio, net of unearned discounts	1,827,844	1,576,779	1,630,790	1,469,783	1,575,952	1,732,251	1,816,429
Total assets	3,120,097	3,021,520	2,999,199	2,891,246	2,797,670	2,669,033	2,665,556
Noninterest-bearing demand deposits	1,077,422	989,995	1,069,631	1,035,847	910,329	756,917	686,856
Savings, NOW and money market deposits	1,580,783	1,556,209	1,448,045	1,351,807	1,363,352	1,289,147	1,279,711
Time deposits	110,446	118,736	116,068	132,307	151,601	188,348	206,048
Short-term borrowings	29,890	21,038	34,379	34,624	53,056	36,594	53,121
Advances FHLB/Long-term borrowings	—	16,398	16,388	16,428	16,466	87,751	123,782
Stockholders' equity	291,344	290,702	284,309	290,971	277,562	289,917	293,678

	As of and for the nine months ended September 30, (unaudited)		As of and for the year ended December 31,
(Dollars in thousands, except per share data)	2014	2013	2013	2012	2011	2010	2009
AVERAGE BALANCE SHEETS:
Interest-bearing deposits with other banks	521,133	794,649	759,011	535,868	219,388	300,703	35,508
Investment securities	673,038	501,706	513,070	470,927	480,684	521,685	600,016
Loans held for sale	—	1,258	941	97,359	5,329	5,016	—
Loans held in portfolio, net of unearned discounts	1,708,943	1,455,696	1,491,196	1,572,904	1,929,093	1,761,410	1,775,169
Total assets	3,065,092	2,937,766	2,946,892	2,849,669	2,808,292	2,802,856	2,580,170
Noninterest-bearing demand deposits	1,025,443	1,007,336	1,013,154	959,566	866,993	745,290	675,953
Savings, NOW and money market deposits	1,576,311	1,441,310	1,449,780	1,371,518	1,361,938	1,374,694	1,139,507
Time deposits	113,481	124,591	122,761	138,863	168,003	202,244	263,065
Short-term borrowings	32,031	27,926	26,738	45,619	49,678	56,899	101,818
Advances FHLB/Long-term borrowings	300	16,412	16,407	16,446	40,184	109,349	153,799
Stockholders' equity(1)	289,419	291,315	289,925	290,486	297,488	292,350	217,505
RATIOS
Return on average total assets	0.24%	0.33%	0.04%	1.02%	(0.08)%	0.18%	0.74%
Return on average stockholders' equity	2.52%	3.31%	0.39%	10.05%	(0.72)%	1.75%	8.74%
Dividend payout ratio	55.6%	36.7%	400.0%	48.3%	—	226.9%	84.7%
Average stockholders' equity to average total assets	9.44%	9.92%	9.84%	10.19%	10.59%	10.43%	8.43%
Net interest margin (tax-equivalent basis)	3.15%	3.13%	3.09%	3.96%	4.59%	4.36%	4.90%
Loans/assets(2)	58.58%	52.18%	54.37%	50.92%	73.27%	65.19%	68.14%
Net charge-offs/loans(3)	(0.03)%	0.16%	0.19%	0.86%	4.60%	2.67%	0.45%
Nonperforming loans/loans(2)	1.48%	2.15%	1.44%	2.36%	2.82%	3.05%	3.17%
Allowance/loans(3)	1.52%	1.64%	1.59%	1.81%	1.96%	2.25%	2.13%
Allowance/nonaccrual loans	102.57%	76.15%	110.65%	76.45%	102.65%	89.16%	76.39%

(1)
Amount includes the effect of the mark-to-market under ASC 320 and the tax-equivalent adjustment.

(2)
In this calculation, the term "loans" means loans held for sale and loans held in portfolio.

(3)
In this calculation, the term "loans" means loans held in portfolio.

Adjusted Unaudited Hudson Valley Information
(To Account For Differing Fiscal Year Ends)

        Sterling's fiscal year end is September 30 and Hudson Valley's is December 31. In order to provide holders with comparable information, for purposes of the unaudited pro forma information, we have computed certain financial information for Hudson Valley as if Hudson Valley's year end was September 30. This information is unaudited and derived from Hudson Valley's audited financial statements as of December 31, 2013 and its unaudited financial statements as of September 30, 2014 and September 30, 2013. Management of Sterling and Hudson Valley believe this presentation provides holders with better information given the presentation of comparable results for equal twelve month periods.

        The table below contains the pro forma income statement of Hudson Valley for the twelve months ended September 30, 2014. This information was derived as follows:

  1.
  For each line item, the information for the nine months ended September 30, 2013 (from Hudson Valley's Quarterly Report on Form 10-Q for the nine months ended September 30, 2013) was subtracted from the information for the twelve months ended December 31, 2013 (from Hudson Valley's Annual Report on Form 10-K for the year ended December 31, 2013). This produces the information for the three months ended December 31, 2013.

  2.
  The information for the three months ended December 31, 2013 was then added to the information for the nine months ended September 30, 2014 (from Hudson Valley's Quarterly Report on Form 10-Q for the nine months ended September 30, 2014) to derive information for the twelve months ended September 30, 2014.

	Hudson Valley Holding Corp. Pro forma income statement for the twelve months ended September 30, 2014
	Twelve months ended	Nine months ended	Three months ended	Nine months ended	Twelve months ended
(Dollars in thousands, except per share data)	December 31, 2013(1)	September 30, 2013(2)	December 31, 2013(3)	September 30, 2014(4)	September 30, 2014(5)
INTEREST INCOME
Loans	$75,209	$56,890	$18,319	$59,516	$77,835
Investment securities	12,351	9,181	3,170	10,431	13,601
Other earning assets	2,023	1,566	457	996	1,453

Total interest income	89,583	67,637	21,946	70,943	92,889

INTEREST EXPENSE
Deposits	4,895	3,746	1,149	3,486	4,635
Borrowings	751	564	187	36	223

Total interest expense	5,646	4,310	1,336	3,522	4,858

Net interest Income	83,937	63,327	20,610	67,421	88,031
Provision for loan losses	2,476	1,828	648	1,189	1,837

Net interest income after provision	81,461	61,499	19,962	66,232	86,194

NONINTEREST INCOME
Service charges	5,813	4,567	1,246	4,637	5,883
Securities gains, net	—	—	—	39	39
Other	9,331	8,020	1,311	5,753	7,064

Total noninterest income	15,144	12,587	2,557	10,429	12,986

	Hudson Valley Holding Corp. Pro forma income statement for the twelve months ended September 30, 2014
	Twelve months ended	Nine months ended	Three months ended	Nine months ended	Twelve months ended
(Dollars in thousands, except per share data)	December 31, 2013(1)	September 30, 2013(2)	December 31, 2013(3)	September 30, 2014(4)	September 30, 2014(5)
NONINTEREST EXPENSE
Compensation and benefits	45,109	33,615	11,494	38,335	49,829
Occupancy and equipment	12,729	9,392	3,337	9,558	12,895
Deposit insurance	3,879	2,900	979	1,687	2,666
Professional fees	6,846	5,215	1,631	5,417	7,048
Other	31,538	9,853	21,685	11,066	32,751

Total noninterest expenses	100,101	60,975	39,126	66,063	105,189

Income (Loss) before income taxes	(3,496)	13,111	(16,607)	10,598	(6,009)
Income tax (benefit) expense	(4,626)	3,478	(8,104)	3,294	(4,810)

Net income (loss)	$1,130	$9,633	$(8,503)	$7,304	$(1,199)

PER SHARE DATA
Basic shares outstanding (excludes participating securities)	19,597,431	19,581,238	19,645,482	19,707,438	19,691,822
Diluted shares outstanding (excludes participating securities)	19,597,713	19,581,238	19,645,482	19,753,979	19,691,822
Basic earnings per share	$0.06	$0.49	$(0.43)	$0.37	$(0.06)
Diluted	$0.06	$0.49	$(0.43)	$0.36	$(0.06)
Dividend declared per share	$0.24	$0.18	$0.06	$0.20	$0.26

(1)
From audited financial statements included in Hudson Valley's Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

(2)
From unaudited financial statements included in Hudson Valley's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

(3)
Represents the arithmetic difference between columns (1) and (2).

(4)
From unaudited financial statements included in Hudson Valley's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.

(5)
Equals column (3) plus (4).

Selected Unaudited Pro Forma Financial Data

        The following table shows selected unaudited pro forma condensed combined financial information about the financial condition and results of operations of Sterling giving effect to the HVB Merger. The selected unaudited pro forma condensed combined financial information assumes that the HVB Merger is accounted for under the acquisition method of accounting with Sterling treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of Hudson Valley, as of the effective date of the HVB Merger, will be recorded by Sterling at their respective estimated fair values and the excess of the merger consideration over the fair value of Hudson Valley's net assets will be allocated to goodwill.

        The table sets forth the information as if the HVB Merger had become effective on September 30, 2014, with respect to financial condition data, and on October 1, 2013, with respect to the results of operations data. The selected unaudited pro forma condensed combined financial data has been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this prospectus supplement under "—Unaudited Pro Forma Condensed Combined Financial Statements."

        The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The selected unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors. Further, as explained in more detail in the notes accompanying the more detailed unaudited pro forma condensed combined financial information included under "—Unaudited Pro Forma Condensed Combined Financial Statements," the pro forma allocation of purchase price reflected in the selected unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the HVB Merger is completed. Additionally, the adjustments made in the unaudited pro forma condensed financial information, which are described in those notes, are preliminary and may be revised.

(Dollars in thousands, except per share data)	For the fiscal year ended September 30, 2014
Pro Forma Condensed Consolidated Income Statement Information:
Net interest income	$302,435
Provision for loan losses	20,937
Income before income taxes	22,928
Net income	21,143

As of September 30, 2014
Pro Forma Condensed Consolidated Balance Sheet Information:
Loans, net	$6,510,870
Total Assets	10,703,764
Deposits	8,067,305
Borrowings	968,959
Stockholders' equity	1,500,372

For the fiscal year ended September 30, 2014
Pro Forma Per Common Share:
Earnings—basic	$0.18
Earnings—diluted	0.18
Cash dividends declared per common share	0.21

 Unaudited Pro Forma Condensed Combined Financial Statements

        The following unaudited pro forma condensed combined financial information and explanatory notes show the impact on the historical financial positions and results of operations of Sterling and Hudson Valley and have been prepared to illustrate the effects of the HVB Merger involving Sterling and Hudson Valley under the acquisition method of accounting with Sterling treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of Hudson Valley, as of the effective date of the HVB Merger, will be recorded by Sterling at their respective fair values and the excess of the merger consideration over the fair value of Hudson Valley's net assets will be allocated to goodwill. The unaudited pro forma condensed combined balance sheet as of September 30, 2014 is presented as if the HVB Merger had occurred on September 30, 2014. The unaudited pro forma condensed combined income statements for the fiscal year ended September 30, 2014 are presented as if the HVB Merger had occurred on October 1, 2013. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the HVB Merger and, with respect to the income statements only, expected to have a continuing impact on consolidated results of operations.

        The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The adjustments included in these unaudited pro forma condensed combined financial statements are preliminary and may be revised. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

        As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the HVB Merger is completed. Adjustments may include, but are not limited to, changes in (i) Hudson Valley's balance sheet through the effective time of the HVB Merger; (ii) the aggregate value of merger consideration paid if the price of Sterling's stock varies from the assumed $13.99 per share; (iii) total merger related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

        The unaudited pro forma condensed combined financial information is provided for informational purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma condensed combined financial information and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma condensed combined financial statements should be read together with:

  •
  The accompanying notes to the unaudited pro forma condensed combined financial information;

  •
  Sterling's separate audited historical consolidated financial statements and accompanying notes as of and for the fiscal year ended September 30, 2014, included in Sterling's Annual Report on Form 10-K for the year ended September 30, 2014, as amended;

  •
  Hudson Valley's separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2013 included in Hudson Valley's Annual Report on Form 10-K for the year ended December 31, 2013;

  •
  Hudson Valley's separate unaudited historical consolidated financial statements and accompanying notes as of and for the three and nine months ended September 30, 2014 included in Hudson Valley's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014;

  •
  Hudson Valley's unaudited pro forma income statement for the twelve months ended September 30, 2014 included elsewhere in this prospectus supplement; and

  •
  Other information pertaining to Sterling and Hudson Valley contained in or incorporated by reference into this prospectus supplement. See "Selected Consolidated Historical Financial Data of Sterling" and "Selected Consolidated Historical Financial Data of Hudson Valley" included elsewhere in this prospectus supplement.

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2014

(Dollars in thousands)	Sterling Bancorp Historical	Hudson Valley Holding Corp. Historical	Pro Forma Merger Adjustments	Notes	Pro Forma Combined
ASSETS
Cash and cash equivalents	$177,619	$354,679	$(1,979)	A	$530,319
Investment securities	1,689,888	847,325	292	B	2,537,505
Federal Home Loan Bank stock, at cost	66,085	2,409	—		68,494
Loans held for sale	17,846	—	—		17,846
Loans, net of unearned income and deferred loan fees/costs	4,760,438	1,828,375	(37,331)	C	6,551,482
Less: allowance for loan and lease losses	(40,612)	(27,722)	27,722	D	(40,612)

Total loans, net	4,719,826	1,800,653	(9,609)		6,510,870
Cash surrender value of life insurance	119,486	42,735	—		162,221
Properties and equipment, net	43,286	15,451	5,000	E	63,737
Accrued interest receivable	19,667	15,341	—		35,008
Goodwill	388,926	5,142	233,994	F	628,062
Core deposit and other intangible assets, net	45,278	570	27,018	G	72,866
Deferred tax asset	3,348	28,514	(8,436)	H	23,994
Foreclosed property	7,580	—	—		7,580
Other assets	38,552	7,278	(747)	I	45,312

Total assets	$7,337,387	$3,120,097	$246,280		$10,703,764

LIABILITIES
Deposits	$5,298,654	$2,768,651	$—		$8,067,305
Other borrowings (federal funds purchased and repurchase agreements)	45,639	29,890	—		75,529
FHLB borrowings	795,028	—	—		795,028
Senior Notes	98,402	—	—		98,402
Mortgage escrow	4,494	—	—		4,494
Other liabilities	134,032	30,212	(1,610)	I	162,634

Total liabilities	6,376,249	2,828,753	(1,610)		9,203,392
STOCKHOLDERS' EQUITY
Common stock	861,476	356,579	182,655	J	1,400,710
Treasury stock, at cost	(86,339)	(57,564)	57,564	K	(86,339)
Retained earnings	197,460	(3,784)	3,784	L	197,460
Accumulated other comprehensive (loss) income	(11,459)	(3,887)	3,887	M	(11,459)

Total stockholders' equity	961,138	291,344	247,890		1,500,372

Total liabilities and stockholders' equity	$7,337,387	$3,120,097	$246,280		$10,703,764

Unaudited Pro Forma Condensed Combined Statement of Income
for the Twelve Months Ended September 30, 2014

(Dollars in thousands, except per share data)	Sterling Bancorp Historical	Hudson Valley Holding Corp. Historical	Pro Forma Merger Adjustments	Notes	Pro Forma Combined
INTEREST INCOME
Loans	$202,982	$77,835	$(3,526)	N	$277,291
Investment securities	40,520	13,601	(58)	O	54,063
Other earning assets	3,404	1,453	—		4,857

Total interest income	246,906	92,889	(3,584)		336,211

INTEREST EXPENSE
Deposits	8,964	4,635	—		13,599
Borrowings	19,954	223	—		20,177

Total interest expense	28,918	4,858	—		33,776

Net interest income	217,988	88,031	(3,584)		302,435
Provision for loan losses	19,100	1,837	—		20,937

Net interest income after provision	198,888	86,194	(3,584)		281,498

NONINTEREST INCOME
Accounts receivable management	13,146	—	—		13,146
Mortgage banking	8,086	—	—		8,086
Service charges	15,595	5,883	—		21,478
Securities gains (losses), net	641	(1,201)	—		(560)
Other	9,902	8,304	—		18,206

Total noninterest income	47,370	12,986	—		60,356

NONINTEREST EXPENSE
Compensation and employee benefits	94,310	49,829	—		144,139
Stock-based compensation plans	3,703	—	—		3,703
Occupancy and equipment	27,726	12,895	128	P	40,749
Amortization of intangible assets	9,408	—	5,181	Q	14,589
FDIC insurance and regulatory assessments	6,146	2,666	—		8,812
Merger-related expense	9,455	—	—		9,455
Other	57,680	39,799	—		97,479

Total noninterest expenses	208,428	105,189	5,309		318,926

Income (loss) before income taxes	37,830	(6,009)	(8,893)		22,928
Provision (benefit) for income taxes	10,152	(4,810)	(3,558)	R	1,785

Net income (loss)	$27,678	$(1,199)	$(5,334)		$21,143

PER COMMON SHARE
Earnings basic	$0.34	$(0.06)			$0.18
Earnings diluted	0.34	(0.06)			0.18
Dividends declared per common share	0.21	0.26			0.21
WEIGHTED AVERAGE COMMON SHARES:
Basic	80,268,970	19,691,822			118,077,268
Diluted	80,534,043	19,691,822			118,342,341

 Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1—Basis of Presentation

        The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting giving effect to the HVB Merger involving Sterling and Hudson Valley, with Sterling as the acquirer. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position had the HVB Merger been consummated at September 30, 2014 or the results of operations had the HVB Merger been consummated at October 1, 2013, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. The HVB Merger, which is currently expected to be completed in the second calendar quarter of 2015, subject to the receipt of regulatory approvals and the satisfaction of other closing conditions set forth in the Merger Agreement, provides for the issuance of 38,402,792 shares of Sterling common stock based on the number of outstanding shares of Hudson Valley at November 4, 2014, and the 1.92 exchange ratio. Based on Sterling's closing stock price on November 4, 2014, the value of the aggregate merger consideration would be approximately $539 million.

        Under the acquisition method of accounting, the assets and liabilities of Hudson Valley will be recorded at the respective fair values on the merger date. The fair value on the merger date represents management's best estimates based on available information and facts and circumstances in existence on the merger date. The pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the HVB Merger is completed. Adjustments may include, but not be limited to, changes in (i) Hudson Valley's balance sheet through the effective time of the HVB Merger; (ii) the aggregate value of merger consideration paid if the price of Sterling's stock varies from the assumed $13.99 per share; (iii) total merger related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

        The accounting policies of both Sterling and Hudson Valley are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassification may be determined.

Note 2—Estimated Merger and Integration Costs

        In connection with the HVB Merger, the plan to integrate Sterling's and Hudson Valley's operations is still being developed. Over the next several months, the specific details of these plans will continue to be refined. Sterling and Hudson Valley are currently in the process of assessing the two companies' personnel, benefit plans, premises, equipment, computer systems, and service contracts to determine where they may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve involuntary termination of Hudson Valley's employees, vacating Hudson Valley's leased premises, consolidating information systems, canceling contracts between Hudson Valley and certain service providers and selling or otherwise disposing of certain premises, furniture and equipment owned by Hudson Valley. Additionally, as part of our formulation of the integration plan, certain actions regarding existing Sterling information systems, premises, equipment, benefit plans, supply chain methodologies, supplier contracts, and involuntary termination of personnel may be taken. Sterling expects to incur merger-related expenses including system conversion costs, employee retention and severance agreements, communications to customers, and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature and timing of these integration actions. Most acquisition and restructuring costs are recognized separately from a business combination and generally will be expensed as incurred. We estimated the merger related costs to be approximately $45 million and expect they will be incurred primarily in 2015, which are not reflected in the accompanying pro forma financial information.

Note 3—Estimated Annual Cost Savings

        Sterling and Hudson Valley expect to realize approximately $34 million in annual pre-tax cost savings following the HVB Merger, which management expects to be phased-in over a two-year period, but there is no assurance that the anticipated cost savings will be realized on the anticipated time schedule or at all. These cost savings are not reflected in the presented pro forma financial information.

Note 4—Pro Forma Merger Adjustments

        The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All taxable adjustments were calculated using a 40% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change.

Balance Sheet (dollars in thousands)

A. Estimated cash payment for outstanding stock-based compensation
To redeem Hudson Valley's outstanding in-the-money stock options and restricted stock units	$(1,979)
B. Adjustments to investment portfolio
To reflect fair value adjustment of the held-to-maturity investment portfolio	$292
C. Adjustments to loans, net of unearned income
To reflect fair value adjustment of Hudson Valley's loans, which includes expected lifetime credit losses and an interest rate adjustment.	$(36,800)
To eliminate Hudson Valley's deferred loan fees	(531)

$(37,331)
D. Adjustment to allowance for loan losses
To remove Hudson Valley's allowance at merger date as the credit risk is contemplated in the fair value adjustment in adjustment C above.	$27,722
E. Adjustment to properties and equipment, net
To reflect estimated fair value of Hudson Valley's properties and equipment at merger date, based on third-party estimates.	$5,000
F. Adjustment to goodwill, net
To reflect elimination of Hudson Valley's goodwill at merger date	$(5,142)
To reflect goodwill created as a result of the merger	239,136

$234,994

G. Adjustment to core deposit intangible, net
To record the estimated fair value of acquired identifiable intangible assets, calculated as 1.00% of Hudson Valley's non-time deposits. The acquired core deposit intangible will be amortized over 10 years using the sum-of-the-years-digits method.	$27,018

H. Adjustments to deferred tax asset
To reflect reduction in deferred tax asset as a result of the merger fair value adjustments:
Adjustment to investment securities	$(292)
Adjustment to loans—expected lifetime credit losses, interest rate adjustment and loan fees	37,331
Adjustment to allowance for loan losses	(27,722)
Adjustment to properties and equipment, net	(5,000)
Adjustment to core deposit intangible, net	(27,018)
Adjustment to other assets	747
Adjustment to other liabilities	1,610

Subtotal for fair value adjustments	(21,091)

Calculated deferred taxes at Hudson Valley's estimated statutory rate of 40%	$(8,436)

I. Adjustments to other liabilities
To reflect the fair value of other liabilities	$1,610
J. Adjustments to shareholders' equity
To eliminate historical Hudson Valley common stock	$(356,579)
To reflect issuance of common stock to Hudson Valley shareholders	539,234

$182,655

K. Adjustment to treasury stock, at cost
To eliminate Hudson Valley's treasury stock, at cost	$57,564
L. Adjustments to retained earnings
To eliminate Hudson Valley's retained earnings	$3,784
M. Adjustment to accumulated other comprehensive income
To eliminate Hudson Valley's accumulated other comprehensive income	$3,887

Income Statement (dollars in thousands)

Year Ended September 30, 2014
N. Adjustment to loan interest income
To reflect amortization of loan premium from interest rate fair value adjustment over an estimated 4 year average life	$(3,526)
O. Adjustment to investment securities interest income
To reflect amortization of investment securities premium from fair value adjustment over an estimated 5 year average life	$(58)
P. Adjustment to occupancy
To reflect additional depreciation expense resulting from premises and equipment fair value adjustment. Depreciation based on estimated useful life of 39 years	$128
Q. Adjustment to other non-interest expense
To reflect amortization of acquired identifiable intangible assets based on amortization period of 10 years and using the sum-of-the-years-digits method of amortization	$5,181
R. Adjustment to income tax provision
To reflect the income tax effect of pro forma adjustments N-Q at estimated statutory tax rate of 40%	$(3,557)

Note 5—Preliminary Purchase Accounting Allocation

        The unaudited pro forma condensed combined financial information reflects the issuance of approximately 38,402,792 shares of Sterling common stock totaling approximately $539.2 million. The HVB Merger will be accounted for using the acquisition method of accounting; accordingly, Sterling's cost to acquire Hudson Valley will be allocated to the assets (including identifiable intangible assets) and liabilities of Hudson Valley at their respective estimated fair values as of the merger date. Accordingly, the pro forma purchase price was preliminarily allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized in the following table.

Preliminary Purchase Accounting Allocation

(Dollars in thousands)	September 30, 2014
Total purchase price	$539,234
Fair value of assets acquired:
Cash and cash equivalents	352,700
Securities available for sale at fair value	847,617
Federal Home Loan Bank stock at cost	2,409
Loans, net of unearned income	1,791,044
Cash surrender value of life insurance	42,735
Premises and equipment	20,451
Accrued interest receivable	15,341
Goodwill	239,136
Core deposit intangible	27,588
Deferred tax assets	20,078
Other assets	7,278

Total assets acquired	3,366,377
Fair value of liabilities assumed:
Deposits	$2,768,651
Other borrowings (federal funds purchased and repurchase agreements)	29,890
Other liabilities	28,602

Total liabilities assumed	$2,827,143

Fair value of net assets acquired	$539,234

Unaudited Comparative Per Share Data

        Presented below for Sterling and Hudson Valley is historical, unaudited pro forma combined and pro forma equivalent per share financial data as of and for the fiscal year ended September 30, 2014. The information presented below should be read together with the historical consolidated financial statements of Sterling and Hudson Valley, including the related notes, filed by Sterling and Hudson Valley, as applicable, with the SEC and incorporated by reference into this prospectus supplement, and the unaudited pro forma income statements of Sterling for the twelve months ended September 30, 2014 included elsewhere in this prospectus supplement. See "Information We Incorporate by Reference."

        The unaudited pro forma and pro forma per equivalent share information gives effect to the HVB Merger as if the HVB Merger had been effective on September 30, 2014 in the case of the book value data, and as if the HVB Merger had been effective as of October 1, 2013 in the case of the earnings per share and the cash dividends data. The unaudited pro forma data combines the historical results of Hudson Valley into Sterling's consolidated statement of income. While certain adjustments were made for the estimated impact of fair value adjustments and other acquisition-related activity, they are not indicative of what could have occurred had the acquisition taken place on October 1, 2013.

        The unaudited pro forma adjustments are based upon available information and certain assumptions that Sterling and Hudson Valley management believe are reasonable. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the HVB Merger or consider any potential impacts of current market conditions or the HVB Merger on revenues, expense efficiencies, asset dispositions, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results. Upon completion of the HVB Merger, the operating results of Hudson Valley will be reflected in the consolidated financial statements of Sterling on a prospective basis.

	Sterling Historical	Hudson Valley Historical	Pro Forma Combined	Per Equivalent Hudson Valley Share(1)
For the fiscal year ended September 30, 2014:
Basic earnings per share	$0.34	($0.06)	$0.18	$0.34
Diluted earnings per share	$0.34	($0.06)	$0.18	$0.34
Cash dividends declared(2)	$0.21	$0.26	$0.21	$0.40
Book Value per share as of September 30, 2014	$11.49	$14.58	$12.25	$23.52

(1)
Reflects Hudson Valley shares at the exchange ratio of 1.92.

(2)
Pro forma combined cash dividends declared are based upon Sterling's historical amounts.

RISK FACTORS

        An investment in our common stock involves certain risks. You should carefully consider the risks described below and the risk factors and other information concerning our business included in our Annual Report on Form 10-K for the year ended September 30, 2014, as amended or updated in other reports filed by us with the SEC, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains or incorporates by reference forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

Risks Related to the Common Stock

The market price of shares of our common stock will fluctuate.

        The market price of our common stock could be subject to significant fluctuations due to a change in sentiment in the market regarding our operations or business prospects. Such risks may be affected by:

  •
  Operating results that vary from the expectations of management, securities analysts and investors;

  •
  Changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other financial institutions;

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  Developments in our business or in the financial sector generally;

  •
  Proposed or adopted regulatory changes or legislative developments involving or affecting our industry generally or our business and operations specifically;

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  Potential enforcement actions by regulators;

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  The operating and securities price performance of companies that investors consider to be comparable to us;

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  Announcements of strategic developments, acquisitions and other material events by us or our competitors;

  •
  Expectations of or actual equity dilution, including the dilution caused by this offering;

  •
  Changes in the credit, mortgage and real estate markets, including the markets for mortgage-related securities; and

  •
  Changes in global financial markets, global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

        Volatility could result in a decline in the market price of our common stock.

Shares of our common stock are equity interests and therefore subordinate to our indebtedness and preferred stock we may issue in the future.

        Shares of our common stock are equity interests in us and do not constitute indebtedness. As such, shares of our common stock rank junior to all indebtedness and other non-equity claims on us with respect to assets available to satisfy claims, including in our liquidation. Holders of our common stock are also subject to the prior dividend and liquidation rights of any holders of our preferred stock that we may issue in the future.

        In addition, our right to participate in any distribution of assets of any of our subsidiaries, including Sterling National Bank, upon the subsidiary's liquidation or otherwise, and thus your ability as a holder of our common stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, shares of our common stock are effectively subordinated to all existing and future liabilities and obligations of our subsidiaries. At September 30, 2014, our subsidiaries' total deposits and borrowings were approximately $6.2 billion.

You may not receive dividends on the common stock.

        Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so and could reduce or eliminate our common stock dividend in the future. Currently, our quarterly dividend is $0.07 per share and we do not expect to increase the quarterly dividend in the foreseeable future. While our board of directors has declared a dividend of $0.07 per share, payable on February 16, 2015, to all common stock shareholders of record as of the close of business on February 6, 2015, the shares of common stock offered in this prospectus supplement will not be entitled to the benefit of the dividend as they will be issued after the record date.

Our ability to pay dividends is subject to regulatory limitations and other limitations which may affect our ability to pay dividends to our stockholders or to repurchase our common stock.

        Sterling is a separate legal entity from its subsidiary, Sterling National Bank, and does not have significant operations of its own. The availability of dividends from Sterling National Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of Sterling National Bank and other factors that Sterling National Bank's regulators could assert that payment of dividends or other payments may result in an unsafe or unsound practice. In addition, under the Dodd-Frank Act, Sterling is subjected to consolidated capital requirements and must serve as a source of strength to Sterling National Bank. If Sterling National Bank is unable to pay dividends to Sterling or Sterling is required to retain capital or contribute capital to Sterling National Bank, we may not be able to pay dividends on our common stock or to repurchase shares of common stock.

Various factors may make takeover attempts more difficult to achieve.

        Our board of directors has no current intention to sell control of Sterling. Provisions of our Certificate of Incorporation and Amended and Restated Bylaws, federal regulations, Delaware law and various other factors may make it more difficult for companies or persons to acquire control of Sterling without the consent of our board of directors. A stockholder may want a takeover attempt to succeed because, for example, a potential acquirer could offer a premium over the then prevailing market price of our common stock. The factors that may discourage takeover attempts or make them more difficult include:

    (a) Certificate of Incorporation and statutory provisions.

    Provisions of the Certificate of Incorporation and Amended and Restated Bylaws of Sterling and Delaware law may make it more difficult and expensive to pursue a takeover attempt that our board of directors opposes. These provisions also would make it more difficult to remove our current board of directors, or to elect new directors. These provisions also include limitations on voting rights of beneficial owners of more than 10% of our common stock, super majority voting requirements for certain business combinations, and plurality voting. Our

    Amended and Restated Bylaws also contain provisions regarding the timing and content of stockholder proposals and nominations and qualification for service on the board of directors.

    (b) Required change in control payments and issuance of stock options and recognition and retention plan shares.

    We have entered into employment agreements with executive officers, which require payments to be made to them in the event their employment is terminated following a change in control of Sterling or Sterling National Bank. We have issued stock grants and stock options in accordance with the 2004 Provident Bancorp Inc. Stock Incentive Plan, the Sterling Bancorp 2012 Stock Incentive Plan and the Sterling Bancorp 2014 Stock Incentive Plan. In the event of a change in control, the vesting of stock and option grants would accelerate. In 2006, we adopted the Provident Bank & Affiliates Transition Benefit Plan. The plan calls for severance payments ranging from 12 weeks to one year for employees not covered by separate agreements if they are terminated in connection with a change in control of Sterling.

Future issuances of additional equity securities could result in dilution of existing stockholders' equity ownership.

        Other than the lock-up described under "Underwriting," we are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our common stock. The issuance of additional shares of common stock in order to raise additional capital (whether in accordance with regulatory requirements or in connection with an acquisition or other transaction) or the issuance of convertible securities would dilute the ownership interest of existing holders of our common stock. In addition, we have in the past and may in the future issue options, warrants, and/or other securities that may have a dilutive effect on our common stock. The market price of our common stock could decline as a result of any such offering, other capital raising strategies or other sales of a large block of our common stock or similar securities in the market, or the perception that such sales could occur.

Risks Relating to the HVB Merger

The market price of Sterling common stock after the HVB Merger may be affected by factors different from those affecting the shares of Sterling currently.

        Sterling's business differs in important respects from that of Hudson Valley, and, accordingly, the results of operations of the combined company and the market price of Sterling common stock after the completion of the HVB Merger may be affected by factors different from those currently affecting the independent results of operations of each of Sterling and Hudson Valley. For a discussion of the businesses of Sterling and Hudson Valley and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this prospectus supplement and referred to under "Information We Incorporate by Reference."

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the HVB Merger.

        Before the HVB Merger and the Bank Merger may be completed, Sterling and Hudson Valley must obtain approvals from the Federal Reserve and the OCC. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals the regulators consider a variety of factors, including the regulatory standing of each party. An adverse development in either party's regulatory standing or other factors considered by the regulators could result in an inability to obtain approval or delay their receipt. These regulators may impose conditions on the completion of the HVB Merger or the Bank Merger or require changes to the terms of the HVB

Merger or the Bank Merger. Such conditions or changes could have the effect of delaying or preventing completion of the HVB Merger or the Bank Merger or imposing additional costs on or limiting the revenues of the combined company following the HVB Merger and the Bank Merger, any of which might have an adverse effect on the combined company following the HVB Merger.

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the HVB Merger may not be realized.

        Sterling and Hudson Valley have operated and, until the completion of the HVB Merger, will continue to operate, independently. The success of the HVB Merger, including anticipated benefits and cost savings, will depend, in part, on Sterling's ability to successfully combine and integrate the businesses of Sterling and Hudson Valley in a manner that permits growth opportunities and does not materially disrupt the existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company's ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the HVB Merger. The loss of key employees could adversely affect Sterling's ability to successfully conduct its business, which could have an adverse effect on Sterling's financial results and the value of its common stock. If Sterling experiences difficulties with the integration process and attendant systems conversion, the anticipated benefits of the HVB Merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Sterling and/or Hudson Valley to lose customers or cause customers to remove their accounts from Sterling and/or Hudson Valley and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Hudson Valley and Sterling during this transition period and for an undetermined period after completion of the HVB Merger on the combined company. In addition, the actual cost savings of the HVB Merger could be less than anticipated.

The unaudited pro forma condensed combined financial statements included in this document are preliminary and the actual financial condition and results of operations after the HVB Merger may differ materially.

        The unaudited pro forma condensed combined financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what Sterling's actual financial condition or results of operations would have been had the HVB Merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments to illustrate the effect of the HVB Merger had it been completed on the dates indicated, which are based upon preliminary estimates, to record the Hudson Valley identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation for the HVB Merger reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Hudson Valley as of the date of the completion of the HVB Merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see "Prospectus Supplement Summary—Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page S-16.

Termination of the Merger Agreement could negatively impact Sterling.

        If the Merger Agreement is terminated, there may be various consequences. For example, Sterling's business may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the HVB Merger, without realizing any of the anticipated benefits of completing the HVB Merger. Additionally, if the Merger Agreement is terminated, the market price of Sterling's common stock could decline to the extent that the current market price reflects a market assumption that the HVB Merger will be completed. If the Merger Agreement is terminated under certain circumstances, Sterling may be required to pay to Hudson Valley a termination fee of $20 million.

Sterling will be subject to business uncertainties and contractual restrictions while the HVB Merger is pending.

        Uncertainty about the effect of the HVB Merger on employees and customers may have an adverse effect on Sterling. These uncertainties may impair Sterling's ability to attract, retain and motivate key personnel until the HVB Merger is completed, and could cause customers and others that deal with Sterling to seek to change existing business relationships with Sterling. Retention of certain employees by Sterling may be challenging while the HVB Merger is pending, as certain employees may experience uncertainty about their future roles with Sterling. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Sterling, Sterling's business could be harmed. In addition, Sterling has agreed to certain restrictive covenants.

If the HVB Merger is not completed, Sterling will have incurred substantial expenses without realizing the expected benefits of the HVB Merger.

        Sterling has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the Merger Agreement, as well as the costs and expenses of filing, printing and mailing the joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the HVB Merger. If the HVB Merger is not completed, Sterling would have to recognize these expenses without realizing the expected benefits of the HVB Merger.

Holders of Sterling common stock will have a reduced ownership and voting interest after the HVB Merger and will exercise less influence over management.

        Holders of Sterling common stock currently have the right to vote in the election of the board of directors and on other matters affecting Sterling. Upon the completion of the HVB Merger, each Hudson Valley stockholder who receives shares of Sterling common stock will become a stockholder of Sterling. It is currently expected that the former stockholders of Hudson Valley as a group will receive shares in the HVB Merger constituting approximately 31% of the outstanding shares of Sterling common stock immediately after the HVB Merger. As a result, current stockholders of Sterling as a group will own approximately 69% of the outstanding shares of Sterling common stock immediately after the HVB Merger. Because of this, if you invest in Sterling common stock prior to the completion of the HVB Merger, you may have less influence on the management and policies of Sterling after the completion of the HVB Merger.

Pending litigation against Hudson Valley and Sterling could result in an injunction preventing the completion of the HVB Merger or a judgment resulting in the payment of damages.

        On November 25, 2014, an action captioned Graner v. Hudson Valley Holding Corp., et al., Index No. 70348/2014 (Sup. Ct., Westchester Cnty.), was filed on behalf of a putative class of Hudson Valley shareholders against Hudson Valley, its current directors, and Sterling. On January 7, 2015, plaintiff filed an amended complaint. As amended, the complaint alleges that the Hudson Valley board breached its fiduciary duties by agreeing to the HVB Merger and certain terms of the Merger Agreement and by failing to disclose all material information concerning the HVB Merger to shareholders. The complaint further alleges that Sterling aided and abetted those alleged fiduciary breaches. The action seeks, among other things, an order enjoining the operation of certain provisions of the Merger Agreement, enjoining any shareholder vote on the HVB Merger, as well as other equitable relief and/or money damages in the event that the HVB Merger is consummated. The defendants believe that the claims are without merit.

        The outcome of any such litigation is uncertain. If the cases are not resolved, these lawsuits could prevent or delay completion of the HVB Merger and result in substantial costs to Sterling and Hudson Valley, including any costs associated with the indemnification of directors and officers. Plaintiffs may file additional lawsuits against Sterling, Hudson Valley and/or the directors and officers of either company in connection with the HVB Merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the HVB Merger is completed may adversely affect Sterling's business, financial condition, results of operations and cash flows.

USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $73.7 million, or approximately $84.8 million if the underwriters exercise their option to purchase additional shares from us in full.

        We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include the funding of acquisitions of specialty commercial lending businesses.

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents and our capitalization as of September 30, 2014:

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  on an actual basis;

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  on an as adjusted basis to give effect to: (i) the issuance and sale of 6,000,000 shares of our common stock to be issued in this offering (assuming the underwriters' option to purchase additional shares of common stock is not exercised); and (ii) the receipt of the net proceeds by us, after deducting the underwriters' discounts and commissions and estimated offering fees and expenses payable by us, in connection with this offering; and

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  on an as further adjusted basis to give effect to: (i) the issuance and sale of 6,000,000 shares of our common stock to be issued in this offering (assuming the underwriters' option to purchase additional shares of common stock is not exercised); (ii) the receipt of the net proceeds by us, after deducting the underwriters' discounts and commissions and estimated offering fees and expenses payable by us, in connection with this offering; and (iii) the consummation of the HVB Merger.

        The following table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the sections entitled "Prospectus Supplement Summary—Selected Consolidated Historical Financial Data of Sterling," the "Selected Consolidated Historical Financial Data of Hudson Valley" and the "Prospectus Supplement Summary—Unaudited Selected Pro Forma Condensed Combined Financial Statements" in this prospectus supplement.

	As of September 30, 2014
	Actual	As Adjusted	As Further Adjusted
	(unaudited) (dollars in thousands)
CASH AND CASH EQUIVALENTS	$177,619	$251,305	$262,448

BORROWINGS	$939,069	$939,069	$939,069

STOCKHOLDERS' EQUITY:
Preferred stock, (par value $0.01 per share; 10,000,000 shares authorized; none issued or outstanding)	—	—	—
Common stock (par value $0.01 per share; 190,000,000 shares authorized; 91,246,024 shares issued and 83,628,627 shares outstanding)	912	972	981
Additional paid-in capital	860,564	934,190	945,324
Treasury stock, at cost (7,617,757 shares)	(86,339)	(86,339)	(86,339)
Retained earnings	197,460	197,460	197,460
Accumulated other comprehensive (loss) income	(11,459)	(11,459)	(11,459)

Total Stockholders' equity	961,138	1,034,824	1,045,967

TOTAL CAPITALIZATION	$1,900,207	$1,973,893	$1,985,036

REGULATORY CONSIDERATIONS

General

        As a bank holding company and a financial holding company, we are subject to regulation and supervision by the Federal Reserve, which has enforcement authority over us. Among other responsibilities, this authority permits the Federal Reserve to restrict or prohibit activities that are determined to be a risk to Sterling National Bank. The Federal Reserve examines us periodically and prepares reports for the consideration of our board of directors on any operating deficiencies that they may identify. We are required by Federal Reserve policy and federal law to act as a source of strength for Sterling National Bank and for any other depository institution subsidiary we may have in the future.

        The Bank is examined and supervised by the OCC and its deposits are insured by the Federal Deposit Insurance Corporation, or FDIC. While Sterling National Bank currently has less than $10 billion in assets, after the completion of the HVB Merger, Sterling National Bank's total assets could exceed $10 billion, thus subjecting it to additional supervision and regulation, including by the Consumer Financial Protection Bureau. The Bank is a member of, and owns stock in, the Federal Home Loan Bank of New York.

        Our relationships with our depositors, borrowers and other customers are also regulated by federal and state laws and agencies, especially in matters concerning consumer protection, privacy, anti-money laundering, the ownership of deposit accounts and various trust and other customer relationships governed by state laws.

        For a discussion of the material of the regulatory framework applicable to bank holding companies, financial holder companies and their subsidiaries and specific information relevant to Sterling, please refer to our Annual Report on Form 10-K for the year ended September 30, 2014, as amended, and any subsequent reports we file with the SEC, which are incorporated by reference in this prospectus supplement. This regulatory framework is intended primarily for the protection of depositors and the FDIC's Deposit Insurance Fund and not for the protection of our security holders. A change in applicable statutes, regulations or regulatory policy may have a material adverse effect on our business, financial condition (including capital adequacy) and results of operations.

Regulatory Approvals Required for the HVB Merger

        Completion of the HVB Merger is subject to prior approval by the Federal Reserve under the BHC Act. The merger of Hudson Valley Bank, N.A. into Sterling National Bank is subject to prior approval by the OCC under the Bank Merger Act.

        The necessary applications were filed by Sterling and Sterling National Bank on December 8, 2014, and are being processed by the Federal Reserve and the OCC, respectively.

 PRICE RANGE OF SHARES OF COMMON STOCK AND DIVIDENDS DECLARED

        Our common stock is traded on the NYSE under the symbol "STL." The following table sets forth the high and low intra-day sales prices per share of our common stock and the cash dividends declared per share for the periods indicated.

Quarter Ended	High	Low	Cash Dividends Declared
December 31, 2014	$14.62	$12.46	$0.07
September 30, 2014	13.34	11.60	0.07
June 30, 2014	13.00	10.84	0.07
March 31, 2014	13.34	11.73	0.07
December 31, 2013	13.52	10.71	—
September 30, 2013	11.32	9.36	0.12
June 30, 2013	9.55	8.69	0.06
March 31, 2013	9.71	8.59	0.06
December 31, 2012	9.83	8.62	0.06

        As of September 30, 2014, there were 83,628,267 shares of our common stock outstanding held by 5,471 holders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms). The closing price per share of our common stock on February 3, 2015 was $13.59.

        In connection with the Provident Merger, we accelerated the dividend that would have been regularly declared in the quarter ended December 31, 2013 to the quarter ended September 30, 2013. Therefore, we declared cash dividends of $0.12 per share in the quarter ended September 30, 2013 and did not declare a dividend in the quarter ended December 31, 2013.

DIVIDEND POLICY

        Payment of dividends is subject to determination and declaration by our board of directors and depends on a number of factors, including capital requirements, legal, and regulatory limitations on the payment of dividends, the results of operations and financial condition, tax considerations and general economic conditions.

        Our board of directors is committed to continuing to pay regular cash dividends in the amount of $0.07 per share quarterly. However, our board of directors may change our dividend policy at any time. There can be no assurance as to future dividends and no assurances can be given that dividends will not be reduced or eliminated in future periods. Our board of directors has declared a dividend of $0.07 per share, payable on February 16, 2015, to all common stock shareholders of record as of the close of business on February 6, 2015. The shares of common stock offered in this prospectus supplement will not be entitled to the benefit of the dividend.

DESCRIPTION OF CAPITAL STOCK

        The following description summarizes the most important terms of our capital stock as included in our Certificate of Incorporation and Amended and Restated Bylaws. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this "Description of Capital Stock," we urge you to read our Certificate of Incorporation and Amended and Restated Bylaws, which are incorporated by reference into this prospectus supplement, and the applicable provisions of Delaware law and the BHC Act.

Authorized Capital Stock

        Our authorized capital stock consists of 190,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of September 30, 2014, we had 83,628,267 shares of common stock outstanding, and no shares of preferred stock outstanding. The HVB Merger, which is currently expected to be completed in the second calendar quarter of 2015, subject to the receipt of regulatory approvals and the satisfaction of other closing conditions set forth in the Merger Agreement, provides for the issuance of 38,402,792 shares of Sterling common stock based on the number of outstanding shares of Hudson Valley at November 4, 2014, and the 1.92 exchange ratio set forth in the Merger Agreement.

Common Stock

Listing

        Our common stock is listed on the NYSE and traded under the symbol "STL."

Dividends

        Payment of dividends is subject to determination and declaration by our board of directors and depends on a number of factors, including capital requirements, legal, and regulatory limitations on the payment of dividends, the results of operations and financial condition, tax considerations and general economic conditions. Our board of directors may change our dividend policy at any time, and no assurances can be given that dividends will continue to be paid by us or that dividends, if paid, will not be reduced or eliminated in future periods.

Fully Paid and Non-Assessable

        All shares of our outstanding common stock are fully paid and non-assessable. Any additional shares of common stock that we issue will be fully paid and non-assessable.

Voting Rights

        Each share of our common stock is entitled to one vote in each matter submitted to a vote at a meeting of stockholders including in all elections for directors; stockholders are not entitled to cumulative voting in the election for directors. Our stockholders may vote either in person or by proxy. Our Certificate of Incorporation provides that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit.

Preemptive and Other Rights

        Holders of our common stock have no preemptive rights and have no other rights to subscribe for additional securities of our company under Delaware law, with the exception of the rights described in the section entitled "—Purchase Rights in Our Offering of Common Stock" below. In addition, our common stock does not have any conversion rights or rights of redemption. Upon liquidation, all holders of our common stock are entitled to participate pro rata in our assets available for distribution, subject to the rights of any class of preferred stock then outstanding.

Purchase Rights in Our Offering of Common Stock

  Purchase Rights

        In connection with our public offering of common stock in August 2012, each of three investors entered into a purchase agreement with us, dated as of August 7, 2012. Under the purchase agreements, such investors are entitled to certain purchase rights when we offer common stock, or securities convertible into common stock, within 36 months from the date of the purchase agreements, subject to certain exceptions (such as in connection with the granting or exercise of stock options or other stock incentives, or issuances of capital stock as consideration for a merger, acquisition, or other similar non-financing transaction).

        In case of the above offerings, each investor has the right to purchase, on the same terms as being offered to others, up to the amount of the shares of our common stock that would enable it to own, in the aggregate, the same percentage of shares of common stock held by such investor following the transactions contemplated under the purchase agreements. In the event, however, that any offering made by us during the 36-month period is insufficient to enable each investor to purchase the number of shares of common stock as is contemplated by the purchase agreements, then the rights of the respective investors shall be reduced, on a proportionate basis, in relation to the subscription amount contained under the purchase agreements.

        When we propose an offering, we are required to give written notice to the investors, who have five business days from the receipt of such notice to notify us in writing of the intention to exercise their respective purchase rights, and as to the amount of securities such investor desires to purchase. If at any time any investor ceases to own at least 75% of the shares subscribed to under the purchase agreement, such investor's purchase rights will terminate. One investor's rights have already terminated. Each of the remaining two investors that are party to the purchase agreements has waived its purchase right thereunder in connection with this offering.

  Corporate Governance Agreements

        In connection with the purchase agreements referenced above, each of two investors also entered into a corporate governance agreement with us, dated August 7, 2012. Under the corporate governance agreements, we have agreed to, upon request of such investors, cause our board of directors to increase in size and appoint one individual nominated by each such investor, subject to satisfaction of regulatory requirements and reasonable approval of our nominating and corporate governance committee. Alternatively, each such investor may select an observer to attend meetings of our board of directors, subject to certain limitations. These investors have also agreed to certain standstill restrictions and confidentiality obligations.

Meetings and Stockholder Action by Written Consent

        Our Certificate of Incorporation provides that we must hold an annual meeting of stockholders. Special meetings of our stockholders may be called at any time only by a majority of our board of directors.

        All actions must be taken at an annual or special meeting. Our Certificate of Incorporation provides that stockholders may not take action by written consent without a meeting.

Staggered Board of Directors

        Our board of directors is divided into three classes, the members of each of which serve for staggered three-year terms. Our stockholders may elect only one-third of the directors each year; therefore, it is more difficult for a third party to gain control of our board of directors than if our board was not staggered.

Transfer Agent and Registrar

        Computershare Trust Company, N.A. is our transfer agent and registrar.

Certain Provisions That May Have an Anti-Takeover Effect

        Our Certificate of Incorporation and Amended and Restated Bylaws, and portions of Delaware law, contain certain provisions that may have an anti-takeover effect.

        Delaware Anti-Takeover Laws.    We are subject to Section 203 of the General Corporation Law of the State of Delaware, or DGCL. Section 203 prohibits us from engaging in any business combination (as defined in Section 203) with an "interested stockholder" for a period of three years subsequent to the date on which the stockholder became an interested stockholder unless:

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  prior to such date, our board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder;

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  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock (with certain exclusions); or

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  the business combination is approved by our board of directors and authorized by a vote (and not by written consent) of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

        In addition, our Certificate of Incorporation further provides that any business combination with an interested stockholder requires (1) the affirmative vote of the holders of at least 80% of the voting power of our then-outstanding shares of stock entitled to vote generally in the election of directors, and (2) the approval of two-thirds of the disinterested directors.

        For purposes of Section 203, an "interested stockholder" is defined as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, based on voting power, and any entity or person affiliated with or controlling or controlled by such an entity or person.

        A "business combination" includes, but is not limited to, any merger, consolidation, sale, lease, exchange, mortgage, pledge, transfer or other disposition, and other transactions resulting in financial benefit to a stockholder. Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

        Such provisions may have the effect of deterring hostile takeovers or delaying changes in control of management or us.

        Special Meeting of Stockholders.    Only our board of directors, acting pursuant to a resolution adopted by the majority of the whole board (meaning the total number of authorized directors, whether or not any vacancies exist on the board) may call a special meeting of our stockholders.

        Amendment of Certificate of Incorporation.    For us to amend our Certificate of Incorporation, Delaware law requires that our board of directors adopt a resolution setting forth any amendment, declare the advisability of the amendment and call a stockholders' meeting to adopt the amendment.

Generally, amendments to our Certificate of Incorporation require the affirmative vote of a majority of our outstanding stock. As described below, however, certain amendments to our Certificate of Incorporation may require a supermajority vote.

        The vote of the holders of not less than 80% of the voting power of all our then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class, is required to adopt any amendment to our Certificate of Incorporation that relates to the provisions that govern the following matters:

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  provisions prohibiting any person who beneficially owns more than 10% of our then-outstanding shares of common stock, to vote any of the shares of common stock held in excess of 10%;

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  the ability of our stockholders to act by written consent;

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  the calling of special meetings of our stockholders;

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  the size of our board of directors, advance notice of stockholder nominations and of business to be brought by stockholders at any meeting, and the terms of our board's service;

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  amendment or repeal of our Amended and Restated Bylaws when such actions to amend or repeal the Amended and Restated Bylaws are taken by our stockholders as opposed to our board of directors. Our board of directors may, by comparison, amend or repeal the Amended and Restated Bylaws by majority vote;

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  provisions regarding supermajority voting as it relates to "interested stockholders";

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  provisions indemnifying our officers, directors, employees and agents; and

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  provisions regarding the right to amend or repeal requirements contained in the Certificate of Incorporation.

        The provisions described above may discourage attempts by others to acquire control of us without negotiation with our board of directors. This enhances our board of directors' ability to attempt to promote the interests of all of our stockholders. However, to the extent that these provisions make us a less attractive takeover candidate, they may not always be in our best interests or in the best interests of our stockholders. None of these provisions is the result of any specific effort by a third party to accumulate our securities or to obtain control of us by means of merger, tender offer, solicitation in opposition to management or otherwise.

        The ability of a third party to acquire us is also limited under applicable U.S. banking laws and regulations. The BHC Act requires any bank holding company (as defined therein) to obtain the approval of the Federal Reserve prior to acquiring, directly or indirectly, more than 5% of our outstanding common stock. Any "company" (as defined in the BHC Act) other than a bank holding company would be required to obtain Federal Reserve approval before acquiring "control" of us. "Control" generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors, or (iii) the ability otherwise to exercise a controlling influence over management and policies. A holder of 25% or more of our outstanding common stock, other than an individual, is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve's regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of our outstanding common stock.

Preferred Stock

        Our Certificate of Incorporation authorizes our board of directors, without further stockholder action, to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share, in series and to fix the designation, powers, preferences, and rights of the shares of such series and any qualifications, limitations or restrictions thereof, without further vote or action by our stockholders. We may amend from time to time our Certificate of Incorporation to increase the number of authorized shares of preferred stock. Any such amendment would require the approval of the holders of a majority of the common stock, without a vote of the holders of preferred stock, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation. As of the date of this prospectus supplement, there are no shares of preferred stock outstanding.

        The particular terms of any series of preferred stock being offered by us under this shelf registration statement will be described in the prospectus supplement relating to that series of preferred stock. Those terms may include:

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  the title and liquidation preference per share of the preferred stock and the number of shares offered;

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  the purchase price of the preferred stock;

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  the dividend rate (or method of calculation), the dates on which dividends will be paid and the date from which dividends will begin to accumulate;

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  any redemption or sinking fund provisions of the preferred stock;

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  any conversion provisions of the preferred stock;

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  the voting rights, if any, of the preferred stock; and

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  any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

        The preferred stock will, when issued, be fully paid and non-assessable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a discussion of certain material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase our common stock pursuant to this offering and hold such common stock as a "capital asset" within the meaning of Section 1221 of the Code. This discussion is based on the Code, U.S. Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income and estate tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances, including the impact of the unearned income Medicare contribution tax, or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Non-U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, controlled foreign corporations, passive foreign investment companies, foreign governments, international organizations, tax-exempt entities, certain former citizens or residents of the United States, or Non-U.S. Holders that hold our common stock as part of a straddle, hedge, conversion or other integrated transaction). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift or alternative minimum tax considerations.

        As used in this discussion, the term "Non-U.S. Holder" means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is:

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  an individual who is neither a citizen nor a resident of the United States;

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  a corporation that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

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  an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business within the United States; or

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  a trust unless (i) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes invests in our common stock, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such partnership should consult its own tax adviser regarding the U.S. federal tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of our common stock.

        PERSONS CONSIDERING AN INVESTMENT IN OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

        If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock or rights to acquire our common stock) in respect of a share of our common stock, the distribution will generally be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder's tax basis in such share of our common stock, and then as capital gain realized on the sale or other disposition of our common stock and will be treated as described under "—Sale, Exchange or other Disposition of Common Stock" below.

        Except as described below, dividends paid to or for the account of a Non-U.S. Holder are subject to withholding of U.S. federal income tax at a 30% rate, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder has furnished to us or another payor:

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  a valid Internal Revenue Services ("IRS") Form W-8BEN or W-8BEN-E (as applicable) or an acceptable substitute form upon certifying, under penalties of perjury, the status of the Non-U.S. Holder as (or, in the case of a Non-U.S. Holder that is a partnership or an estate or trust, such forms certifying the status of each partner in the partnership or beneficiary of the estate or trust as) a non-U.S. person and the Non-U.S. Holder's entitlement to the lower treaty rate with respect to such payments, or

  •
  in the case of payments made outside the United States to an offshore account (generally, an account maintained at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing the entitlement of the Non-U.S. Holder to the lower treaty rate in accordance with U.S. Treasury regulations.

        If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax under a tax treaty, such Non-U.S. Holder may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.

        If dividends paid to a Non-U.S. Holder are "effectively connected" with the conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment (or fixed base, in the case of an individual) maintained in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that the Non-U.S. Holder has furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form representing, under penalties of perjury, that:

  •
  the Non-U.S. Holder is a non-U.S. person, and

  •
  the dividends are effectively connected with the conduct of a trade or business within the United States and are includible in the gross income of the Non-U.S. Holder.

"Effectively connected" dividends are taxed at rates applicable to U.S. citizens, resident aliens, and domestic U.S. corporations.

        In the case of a corporate Non-U.S. Holder, "effectively connected" dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale, Exchange or Other Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

  •
  the gain is "effectively connected" with the conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment (or fixed base, in the case of an individual) maintained in the United States, if that is required by an applicable income tax treaty as a condition for subjecting the Non-U.S. Holder to U.S. taxation on a net income basis,

  •
  such Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition, and certain other conditions exist (except as provided by an applicable treaty), or

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder's holding period for our common stock; provided that a Non-U.S. Holder will not be subject to U.S. federal income tax on the gain on a disposition of our common stock if either (i) our common stock is regularly traded on an established securities market in the year the Non-U.S. Holder disposes of the stock and such Non-U.S. Holder did not hold, directly or indirectly, more than 5% of our common stock at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder's holding period for such common stock or (ii) the Non-U.S. Holder is eligible for any treaty exemption. We have not been, are not, and do not anticipate becoming a United States real property holding corporation for U.S. federal income tax purposes.

        A Non-U.S. Holder described in the first bullet point above will be required to pay tax on the net gain derived from the sale at generally applicable U.S. federal income tax rates or at a lower rate if provided by an applicable income tax treaty. In the case of a corporate Non-U.S. Holder, "effectively connected" gains that are recognized may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

        A Non-U.S. Holder described in the second bullet point above will be required to pay a flat 30% tax (or a reduced rate under an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses. The foregoing discussion is subject to the discussions below under "—FATCA Withholding" and "—Information Reporting and Backup Withholding."

FATCA Withholding

        Under the Foreign Account Tax Compliance Act provisions of the Code and related Treasury guidance, or FATCA, a withholding tax of 30% will be imposed in certain circumstances on payments of (a) distributions on our common stock and (b) on or after January 1, 2017, gross proceeds from the sale or other disposition of our common stock. In the case of payments made to a "foreign financial institution" (generally including an investment fund), as a beneficial owner or as an intermediary, the tax generally will be imposed, subject to certain exceptions, unless such institution (i) enters into (or is otherwise subject to) and complies with an agreement with the U.S. government, which we refer to as a FATCA Agreement, or (ii) is required by and complies with applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction, which we refer to as an IGA, in either case to, among other things, collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification that it does not have any "substantial" U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its "substantial" U.S. owners. If our common stock is held through a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold such tax on payments of dividends and proceeds described above made to (x) a person (including an individual) that fails to comply with certain information requests or (y) a foreign financial institution that has not entered into (and is not otherwise subject to) a FATCA Agreement and is not otherwise exempted from FATCA pursuant to applicable foreign law enacted in connection with an IGA. Coordinating rules may limit duplicative withholding in cases where the withholding described above in "—Distributions on Common Stock" or below in "—Information Reporting and Backup Withholding" also applies. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of our common stock.

Information Reporting and Backup Withholding

        Amounts treated as payments of dividends on our common stock paid to a Non-U.S. Holder and the amount of any tax withheld from such payments must be reported annually to the IRS and to such Non-U.S. Holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the Non-U.S. Holder's country of residence.

        The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E) or otherwise establishes an exemption.

        Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN or W-8BEN-E) or otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

U.S. Federal Estate Tax

        Shares of our common stock owned or treated as owned by an individual Non-U.S. Holder at the time of his or her death will be included in his or her gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement, dated February 5, 2015, between us and Jefferies LLC, Keefe, Bruyette & Woods, Inc. and RBC Capital Markets, LLC, as the underwriters and the book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares
Jefferies LLC	2,700,000
Keefe, Bruyette & Woods, Inc.	2,100,000
RBC Capital Markets, LLC	1,200,000

Total	6,000,000

        The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

        The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

        The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.3705 per share of common stock. After the offering, the public offering price and concession to dealers may be reduced by the underwriters. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

        The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$13.0000	$13.0000	$78,000,000	$89,700,000
Underwriting discounts and commissions paid by us	$0.6175	$0.6175	$3,705,000	$4,260,750
Proceeds to us, before expenses	$12.3825	$12.3825	$74,295,000	$85,439,250

        We have agreed to reimburse the underwriters for certain out-of-pocket expenses of the underwriters payable by us, in an aggregate amount not to exceed $20,000.

        We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $610,000.

Listing

        Our common stock is listed on the NYSE under the trading symbol "STL."

Option to Purchase Additional Shares

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 900,000 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter's initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

        We, our officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to certain exceptions, not to directly or indirectly:

  •
  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Exchange Act, or

  •
  otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

  •
  publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus without the prior written consent of Jefferies LLC and Keefe, Bruyette & Woods, Inc.

This restriction terminates after the close of trading of the common stock on and including the 90th day after the date of this prospectus. However, subject to certain exceptions, in the event that either:

  •
  during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

  •
  prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period,

then in either case the expiration of the 90-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies LLC and Keefe, Bruyette & Woods, Inc. waive, in writing, such an extension; provided, however, that such extension will not apply if, at the expiration of the 90-day initial restricted period, the shares of common stock are "actively traded securities" as defined in Regulation M of the Exchange Act and Sterling and each underwriter meets the requirements of Section 139(a) of the Exchange Act.

        Jefferies LLC and Keefe, Bruyette & Woods, Inc. may, in their sole discretion and at any time or from time to time before the termination of the 90-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

        The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either "covered" short sales or "naked" short sales.

        "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

        "Naked" short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for, or the purchase of shares of common stock on behalf of, the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

        Neither we, nor any of the underwriters, make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

        A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

        The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

Australia

        This prospectus supplement is not a disclosure document for the purposes of Australia's Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus supplement in Australia:

  A.
  You confirm and warrant that you are either:

  •
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  •
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  •
  "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act.

        To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus supplement is void and incapable of acceptance.

  B.
  You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus supplement for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any Ordinary Shares may not be made in that Relevant Member State, except that the Ordinary Shares may be offered to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if it has been implemented in that Relevant Member State:

  (a)
  to legal entities which are "qualified investors" as defined in the Prospectus Directive;

  (b)
  to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) as permitted under the Prospectus Directive; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Ordinary Shares shall result in a requirement for, the publication by us or either of the Joint Sponsors of a Prospectus pursuant to Article 3 of the Prospectus Directive, or supplementing a Prospectus pursuant to Article 16 of the Prospectus Directive, and each person who initially acquires Ordinary Shares or to whom any offer is made will be deemed to have represented, warranted to and agreed with the Joint Sponsors and us that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase any Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Hong Kong

        No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

        This prospectus supplement has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus supplement may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus supplement and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

        The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

        This prospectus supplement has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

        Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

  (i)
  to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

  (ii)
  where no consideration is given for the transfer; or

  (iii)
  where the transfer is by operation of law.

Switzerland

        The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this prospectus supplement nor any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA ("FINMA"), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes Act ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

        This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a "relevant person").

        This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

 LEGAL MATTERS

        The validity of the shares of common stock being offered under this prospectus supplement will be passed upon for us by Squire Patton Boggs (US) LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP.

EXPERTS

Sterling

        The financial statements of Sterling incorporated in this prospectus supplement by reference to Sterling's Annual Report on Form 10-K for the fiscal year ended September 30, 2014, as amended, have been so incorporated in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Legacy Sterling

        The financial statements of Legacy Sterling incorporated in this prospectus supplement by reference to Legacy Sterling's Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Hudson Valley

        The financial statements of Hudson Valley incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

400 Rella Boulevard
Montebello, New York 10901
(845) 369-8040

Debt Securities
Common Stock
Preferred Stock
Depositary Shares
Warrants
Purchase Contracts
Units

        The securities of each class may be offered and sold from time to time by us and/or by one or more selling securityholders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

        These securities will be our equity securities or unsecured obligations and will not be savings accounts, deposits or other obligations of any of our subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information." If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. We may also prepare free writing prospectuses that describe particular securities. Any free writing prospectus should also be read in connection with this prospectus and with any prospectus supplement referred to therein. For purposes of this prospectus, any reference to an applicable prospectus supplement may also refer to a free writing prospectus, unless the context otherwise requires.

        We may sell the securities (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We, our agents and any underwriters reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. A prospectus supplement, which we will provide to you each time we offer securities, will provide the names of any underwriters, dealers, or agents involved in the sale of the securities, and any applicable fee, commission, or discount arrangements with them.

        Our common stock is listed on the New York Stock Exchange under the symbol "STL." Our principal executive offices are located at 400 Rella Boulevard, Montebello, New York 10901. Our telephone number is (845) 369-8040.

        Investing in these securities involves risks. See "Risk Factors" in our Annual Report on Form 10-K for the year ended September 30, 2014, as amended, and in other documents that we subsequently file with the Securities and Exchange Commission which are incorporated by reference into this prospectus. Additional risk factors may also be set forth in any applicable prospectus supplement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 4, 2015.

        The words "Sterling," "Company," "we," "our," "ours" and "us" refer to Sterling Bancorp and its subsidiaries, unless otherwise stated, and "Legacy Sterling" as used herein refers to Sterling Bancorp, a New York corporation we acquired on October 31, 2013.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission, or the SEC. You may read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public from the SEC's web site at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

        The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, until the termination of the offering:

  •
  our Annual Report on Form 10-K for the year ended September 30, 2014 filed on November 28, 2014, as amended on January 23, 2015;

  •
  the audited consolidated financial statements of Legacy Sterling as of December 31, 2012 and 2011 and for the fiscal years ended December 31, 2012, 2011 and 2010 included in Legacy Sterling's Annual Report on Form 10-K filed on February 22, 2013;

  •
  our Current Reports on Form 8-K, as filed with the SEC on November 5, 2014, November 7, 2014, December 3, 2014, January 27, 2015, as amended (excluding information furnished under Item 2.02 and the exhibit referenced thereunder), and February 3, 2015; and

  •
  the description of our common stock contained in our registration statement on Form 8-A filed on December 16, 2011 with the SEC pursuant to which our common stock was registered under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

        Unless otherwise stated in the applicable reports, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K is not incorporated by reference.

        You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or telephoning us at the following address:

Sterling Bancorp
400 Rella Boulevard
Montebello, New York 10901
(845) 369-8040
Attn: Mr. Edward Nebb, Investor Relations Department
(203) 972-8350

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 SECURITIES WE MAY OFFER

        We may use this prospectus to offer securities in one or more offerings. A prospectus supplement, which we will provide each time we offer securities, will describe the amounts, prices and detailed terms of the securities and may describe risks associated with an investment in the securities. We will also include in the prospectus supplement, where applicable, information about material United States federal income tax considerations relating to the securities. Terms used in this prospectus will have the meanings described in this prospectus unless otherwise specified. The securities of each class as described in this prospectus may also be offered and sold, from time to time, by one or more selling securityholders to be identified in the future.

        We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We, as well as any agents acting on our behalf and any underwriters, reserve the sole right to accept or to reject in whole or in part any proposed purchase of our securities. Each prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of our securities described in that prospectus supplement and any applicable fee, commission or discount arrangements with them.

        This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

Debt Securities

        We may issue senior debt securities or subordinated debt securities. Senior debt securities will be issued under an indenture, the "senior indenture," between us and the trustee named in the applicable prospectus supplement, as trustee. Subordinated debt securities will be issued under a separate indenture, the "subordinated indenture," between us and the trustee named in the applicable prospectus supplement, as trustee. The senior indenture and the subordinated indenture are sometimes collectively referred to in this prospectus as the "indentures." The indentures will be subject to and governed by the Trust Indenture Act of 1939. When we offer to sell a particular series of debt securities, we will describe the specific terms of the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

Common Stock

        We may sell our common stock, par value $0.01 per share. In a prospectus supplement, we will describe the aggregate number of shares offered and the offering price or prices of the shares.

Preferred Stock and Depositary Shares

        We may sell shares of our preferred stock in one or more series. In a prospectus supplement, we will describe the specific designation, the aggregate number of shares offered, the dividend rate or manner of calculating the dividend rate, the dividend periods or manner of calculating the dividend periods, the ranking of the shares of the series with respect to dividends, liquidation and dissolution, the stated value of the shares of the series, the voting rights of the shares of the series, if any, whether and on what terms the shares of the series will be convertible or exchangeable, whether and on what terms we can redeem the shares of the series, whether we will offer depositary shares representing shares of the series and if so, the fraction or multiple of a share of preferred stock represented by each depositary share, whether we will list the preferred stock or depositary shares on a securities exchange and any other specific terms of the series of preferred stock.

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Warrants

        We may sell warrants to purchase our newly issued senior notes, subordinated notes, shares of our preferred stock, shares of our common stock or units. In a prospectus supplement, we will inform you of the exercise price and other specific terms of the warrants, including whether our or your obligations, if any, under any warrants may be satisfied by delivering or purchasing the underlying securities or their cash value.

Purchase Contracts

        We may issue purchase contracts, including purchase contracts issued as part of a unit with one or more other securities, for the purchase or sale of our debt securities, preferred stock or common stock. The price of our debt securities or price per share of common stock or preferred stock, as applicable, may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula contained in the purchase contracts. We may issue purchase contracts in such amounts and in as many distinct series as we wish. The applicable prospectus supplement will describe the terms of any purchase contracts.

Units

        We may issue, in one more series, units comprised of two or more of the other securities described in this prospectus in any combination. In a prospectus supplement, we will describe the particular combination of securities constituting any units and any other specific terms of the units.

USE OF PROCEEDS

        Unless otherwise specified in a prospectus supplement accompanying this prospectus, we currently intend to use the net proceeds from the sale of the securities offered under this prospectus for general corporate purposes. General corporate purposes may include repayment of debt or the interest payment thereon, capital expenditures, possible acquisitions, investments, and any other purposes that we may specify in any prospectus supplement. We may invest the net proceeds temporarily until we use them for their stated purpose. We cannot predict whether the proceeds invested will yield a favorable return.

VALIDITY OF SECURITIES

        Unless otherwise indicated in the applicable prospectus supplement, some legal matters will be passed upon for us by our counsel, Squire Patton Boggs (US) LLP, Cincinnati, Ohio. If the securities are being distributed in an underwritten offering, the validity of the securities will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

EXPERTS

Sterling

        The financial statements of Sterling incorporated in this prospectus by reference to Sterling's Annual Report on Form 10-K for the year ended September 30, 2014, as amended, have been so incorporated in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Legacy Sterling

        The financial statements of Legacy Sterling incorporated in this prospectus by reference to Legacy Sterling's Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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6,000,000 Shares

Sterling Bancorp

Common Stock

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Jefferies

Keefe, Bruyette & Woods
                         A Stifel Company

RBC Capital Markets

February 5, 2015